Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

Hexion HOLDINGS CORPORATION

ASP RESINS INTERMEDIATE HOLDINGS, INC.

ASP RESINS MERGER SUB, INC.

Dated as of December 20, 2021

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as amended, modified or supplemented from time to time pursuant to the terms hereof, this “Agreement”), dated as of December 20, 2021, among Hexion Holdings Corporation, a Delaware corporation (the “Company”), ASP Resins Intermediate Holdings, Inc., a Delaware corporation (“Buyer”), and ASP Resins Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”).

RECITALS

WHEREAS, this Agreement contemplates a transaction in which Buyer will acquire the Company pursuant to a transaction in which Merger Sub, a wholly-owned subsidiary of Buyer, will merge with and into the Company, with the Company surviving the Merger, in accordance with the Delaware General Corporation Law (the “DGCL”), and the holders of the Company’s Common Stock, Company RSUs, Company PSUs, Company RCUs and Company PCUs will receive cash as consideration in the Merger;

WHEREAS, the board of directors of the Company, subject to the terms and conditions set forth herein, has (i) determined that the Merger upon the terms and conditions set forth in this Agreement is fair and in the best interests of the Company and the Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other Contemplated Transactions to which the Company is party, and (iii) recommended approval and adoption by the Stockholders of this Agreement, and the other Contemplated Transactions to which the Company is a party;

WHEREAS, the board of directors of Merger Sub, subject to the terms and conditions set forth herein, has (i) determined that the Merger is in the best interests of Merger Sub and its sole stockholder, Buyer, (ii) approved and declared advisable this Agreement, the Merger and the other Contemplated Transactions to which Merger Sub is a party, and (iii) recommended approval and adoption by Buyer of this Agreement and the other Contemplated Transactions to which Merger Sub is a party;

WHEREAS, the board of directors of Buyer has approved and adopted this Agreement and the other Contemplated Transactions to which Buyer and Merger Sub are parties;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, Persons who are beneficial owners (or investment managers, advisors, and/or subadvisors to beneficial holders) of at least a majority of the issued and outstanding shares of Common Stock (the “Supporting Holders”) have executed and delivered to the Company and Buyer support agreements (the “Support Agreements”), pursuant to which, among other things, the Supporting Holders are agreeing, subject to the terms thereof, to cause the Covered Shares (as defined in the applicable Support Agreement) to be voted in favor of this Agreement, the Merger and the Contemplated Transactions;

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Buyer has delivered to the Company (i) the duly executed equity commitment letter and guarantee American Securities Partners VIII, L.P. and American Securities Partners VIII(B), L.P. as set forth therein (collectively, the “Sponsor”), in favor of the Company, with respect to certain of Buyer’s obligations arising under, or in connection with, this Agreement (the “Equity Commitment Letter”) and (ii) the duly executed Debt Commitment Letter; and

WHEREAS, the parties to this Agreement desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

agreement

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1
Definitions

Section 1.01        Definitions.

(a)               The following terms, as used herein, have the following meanings:

“Acquired Companies” means the Company and its direct and indirect Subsidiaries.

“Action” means any action, suit, claim, complaint, charge, litigation, arbitration, audit, examination, inquiry, investigation, order or proceeding, in each case by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. A Person will be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Aggregate Merger Consideration” means the aggregate consideration payable to holders of Common Stock, Company RSUs, Company PSUs, Company RCUs, Company PCUs and Warrants pursuant to ARTICLE 2.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the United Kingdom Bribery Act 2010, and any other anti-bribery or anti-corruption law of any jurisdiction applicable to the Acquired Companies.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law, common law, act, statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, decision, determination, subpoena, ruling, award, writ or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Business” means the business of the Acquired Companies as such business is currently conducted.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are authorized or required to close in New York, New York.

“Business Employee” means each employee or officer of any of the Acquired Companies.

“Closing Date” means the date on which the Closing occurs.

“Code” means the United States Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contract with any labor union, labor organization, or works council.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Common Stock Certificates” means certificates representing shares of the Common Stock.

“Company Securities” means (i) shares of capital stock or other voting or equity securities of any Acquired Company, (ii) securities of any Acquired Company convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities of any Acquired Company, or securities issued by any Acquired Company deriving economic value from shares of capital stock or other voting or equity securities of any Acquired Company, or (iii) options, warrants, calls, subscriptions or other rights, commitments, arrangements, understandings (whether oral or written) of any Person to acquire any Shares or any other equity securities of any of the Acquired Companies, or phantom equity interests issued by any Acquired Company.

“Contemplated Transactions” means the Merger and other transactions contemplated by this Agreement and the Transaction Documents.

“Contract” means any written or oral contract, agreement, obligation, commitment, instrument, permit, lease or license.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Actions” means any action taken by the Acquired Companies in response to COVID-19 Measures that is reasonably necessary to comply with such COVID-19 Measures and protect the health or safety of Service Providers of the Acquired Companies (or individuals who interact with any of the foregoing in connection with the Business) or otherwise reasonably necessary to protect the business, operations, assets or financial condition of the Business or the Acquired Companies.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester, safety or similar Applicable Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and Families First Act.

“Credit Facilities” means the (i) Senior Secured Asset-Based Revolving Credit Agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion Canada Inc., Hexion B.V., Hexion GmbH and Hexion UK Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and (ii) Senior Secured Credit Agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion International Coöperatief U.A., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

“Damages” means all damage, loss, Liability and expense (including reasonable expenses of investigation, reasonable attorneys’ fees and expenses and Taxes).

“Debt” means, with respect to any Person, without duplication, all obligations (including all obligations in respect of principal, interest, penalties, fees and premiums (including prepayment and make-whole premiums), breakage or termination costs, expenses or similar charges, in each case assuming the repayment in full of the underlying obligations as of the relevant time) of such Person in respect of (a) borrowed money (including the Debt Payoff Amount and overdraft facilities), (b) obligations evidenced by notes, bonds, mortgages, debentures or similar instruments (including purchase money obligations), (c) deferred purchase price of property, goods or services (excluding trade payables), (d) amounts drawn under letters of credit, bankers’ acceptances, surety or other bonds or similar instruments, (e) amounts outstanding under leases required to be capitalized in accordance with GAAP, (f) obligations relating to interest rate protection, swap agreements, collar agreements, or other hedging agreements or instruments (provided that for purposes of this clause (f) only the net amount (i.e., after taking into account any such arrangements which are in such Person’s favor) shall be included in the definition of Debt, and foreign currency hedges shall not be included in the definition of Debt), and (g) any obligations secured by any Lien on any property or asset of such Person, or in the nature of guarantees of, or assurances to a creditor against, a loss with respect to the obligations described in clauses (a) through (f) above of any other Person.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt

Commitment Letter and any joinder agreements or credit agreements relating thereto (but excluding, for the avoidance of doubt, Buyer, Merger Sub and their respective Affiliates) (together with their respective Affiliates and any fund, investor, entity or account that is managed, sponsored or advised by such entities, and the respective officers, directors, employees, agents and representatives of the foregoing, and their respective successors and assigns).

“Debt Payoff Amount” means the aggregate amount required to be paid to (a) terminate and satisfy all obligations under each Credit Facility as reflected in the Debt Payoff Letter, (b) substitute, replace, refinance or terminate the financing arrangements set forth on Section 5.10 of the Disclosure Schedules pursuant to Section 5.10(b) and (c) effect the Redemption and Discharge.

“Debt Payoff Letter” means with respect to each Credit Facility, a payoff letter, in form and substance reasonably satisfactory to Buyer, duly executed by the administrative agent or other designated representative under such Credit Facility on behalf of the lenders for which it is acting as administrative agent or designated representative.

“Disclosure Schedules” means the Company Disclosure Schedules delivered by the Company to Buyer immediately prior to the execution and delivery of this Agreement.

“Effective Time” means the date and time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware (or such other time as is specified in such Certificate of Merger as the effective time of the Merger) in accordance with Section 251 of the DGCL.

“Employee Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA), (b) compensation, employment, consulting, severance, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (c) other benefit or compensation plan, agreement, arrangement, program or policy, including any such arrangement providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, medical, dental, vision, prescription or fringe benefits, life insurance, perquisites, disability or sick leave benefits, post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case that is sponsored, maintained, administered, contributed to, required to be contributed to or entered into by any of the Acquired Companies for the current or future benefit of any current or former Service Provider or any beneficiary thereof (other than any plan, program or arrangement sponsored or maintained by a Governmental Authority).

“Environmental Laws” means any and all Applicable Laws and Governmental Orders relating to human health and safety (as related to Hazardous Substances), pollution, the protection of the environment or the use, generation, management, treatment, storage, disposal, transportation or Release of Hazardous Substances.

“Epoxy Sale Documents” means Transaction Documents (as such term is defined in the Epoxy SPA).

“Epoxy Sale Transactions” means the transactions contemplated by the Epoxy Sale Documents.

“Epoxy SPA” means the Stock Purchase Agreement dated as of November 24, 2021, by and among Hexion Inc., Westlake Olefins LLC and, solely for purposes of Section 13.13, Westlake Chemical Corporation, as amended, modified or supplemented from time to time pursuant to the terms thereof.

“Equity Incentive Plan” means, collectively, the Hexion Holdings Corporation 2019 Omnibus Incentive Plan and the award agreements underlying the Company RCUs and Company PCUs between certain Business Employees based in China and Hexion Management (Shanghai) Co., Ltd.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any trade or business, whether or not incorporated that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Ex-Im Laws” means all Applicable Laws relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws administered by U.S. Customs and Border Protection).

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, quasi-governmental, regulatory or administrative authority, department, court, tribunal, commission, arbitrator or arbitral body, agency or official, including any political subdivision thereof, or any public or private arbitral body.

“Governmental Order” means any ruling, award, decision, injunction, judgment, order, decree, determination, writ or subpoena entered, issued or made by any Governmental Authority.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos, asbestos-containing material, per- and polyfluoroalkyl substances, and polychlorinated biphenyls, in each case that is regulated (or any other substance, material or waste for which Liability or standards of conduct may be imposed) under any Applicable Law pertaining to the environment or human health or safety due to its hazardous, toxic, dangerous or deleterious properties or characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (a) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (b) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, (c) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing and all goodwill associated therewith, (d) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, regardless of the medium of fixation or means of expression, (e) computer software, including source code and object code, (f) trade secrets, methods, processes, algorithms, formulae, ideas, concepts, and know-how and (g) all intellectual property rights arising anywhere in the world, including all rights to sue or recover and retain Damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any Employee Plan that is not a US Plan.

“IT Assets” means any and all computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology assets, including all associated documentation related thereto, in each case, which is owned by, or licensed or leased to, any Acquired Company.

“Knowledge of the Company”, “the Company’s Knowledge” or any other similar knowledge qualification in this Agreement with respect to the Company means the actual knowledge of Craig Rogerson, George Knight, Douglas Johns, Matthew Sokol, Paul Barletta and John Auletto.

“Liability” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, and whether presently in existence or arising hereafter.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed to any of the Acquired Companies, or for which any of the Acquired Companies has obtained a covenant not to be sued or similar right.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Marketing Period” means the first period of 18 consecutive Business Days commencing on the date on which Buyer shall have received all Required Information; provided that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 18 consecutive Business Day period, (A) the auditor of the applicable audited financial statements of the Company shall have withdrawn its audit opinion with respect to any audited financial statements included in the Required Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by such firm or another independent public accounting firm of recognized national standing, or (B) the Company shall have announced any intention to restate any financial statements included in the Required Information, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that (1) the Marketing Period shall commence no earlier than January 3, 2022, (2) if the Closing Date has not occurred prior to March 31, 2022, the Marketing Period shall not commence until after the receipt of audited financial statements with respect to the Company for the fiscal year ending December 31, 2021, (3) the Marketing Period shall end on any earlier date prior to the expiration of the 18 consecutive Business Day period described above if the full amount of the Debt Financing (or any Alternative Financing) is consummated on such earlier date, (4) delivery of financial statements on Form 10-Q or Form 10-K (or, in each case, any successor or comparable form) filed by Hexion Inc. setting forth the Epoxy Business (as defined in the S-1 Registration Statement (as defined in the Commitment Letter as in effect on the date hereof)) as discontinued operations shall constitute delivery of the applicable financial statements set forth in clause (a) of the definition of Required Information to the extent such Form 10-Q or Form 10-K (or, in each case, any successor or comparable form) includes the information specified in such clause (a) and (5) if the Company believes that it has delivered the Required Information to the Buyer, it may deliver a written notice (which may be delivered by email) to the Buyer to that effect (stating when it believes it completed such delivery), in which case it shall be deemed to have delivered the Required Information on the date specified in such notice and the Marketing Period shall be deemed to have commenced on such date, unless the Buyer in good faith reasonably believes that the Company has not completed the delivery of the Required Information at the time such notice is given and, no later than the Business Day after the delivery of such notice by the Company, the Buyer gives written notice to the Company to that effect (stating with specificity which Required Information has not been delivered) (provided that, it is understood that the delivery of such written notice from the Buyer or the Company’s failure to deliver a notice that the Company delivered the Required Information, in each case, will not prejudice the Company’s right to assert that the Required Information has been delivered).

“Material Adverse Effect” means any change or effect that (a) has or would reasonably be expected to have a material adverse effect on the Business, assets, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that the term “Material Adverse Effect” under this clause (a) will not include any change or effect arising from or related to any of the following: (i) changes in general business or economic conditions (including changes in interest rates and the availability of debt financing), and events or conditions generally affecting the industries in which the Acquired Companies operate, (ii) changes in Applicable Laws or interpretations thereof by any Governmental Authority, (iii) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (vi) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including responses thereto (including the COVID-19 Measures), (vii) earthquakes, hurricanes, tornados or other natural disasters, (viii) any action taken (or not taken) by the Acquired Companies that is expressly required to be taken (or not taken) by this Agreement or the other Transaction Documents, (ix) the announcement, pendency or consummation of the transactions contemplated hereby or by the Epoxy Sale Documents, (x) matters that arise from any actions taken by Buyer or any of its Affiliates impacting the Acquired Companies or a breach of this Agreement or the other Transaction Documents by Buyer or any of its Affiliates, (xi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Buyer, Merger Sub or any of their respective Affiliates, (xii) any change or prospective change in the Company’s credit ratings or (xiii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, except that (A) clauses (xii) and (xiii) shall not prevent a determination that any change or effect underlying any such change or failure, as applicable, has resulted in or would reasonably be expected to result in a Material Adverse Effect, to the extent such underlying change or effect is not itself excluded from this definition of Material Adverse Effect, and (B) in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii), if such changes or events have a materially disproportionate effect on the Acquired Companies relative to other participants in the industry in which the Acquired Companies operate, then such incremental materially disproportionate effect (but only such incremental materially disproportionate effect) shall be taken into account for purposes of determining whether there has been, or would reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect, or (b) would prevent or materially impair or delay the Company’s ability to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.

“Off-the-Shelf Software Licenses” means non-exclusive licenses granted to any of the Acquired Companies in respect of commercially available, unmodified, off-the-shelf third party software used by the Acquired Companies solely for their own internal use.

“Organizational Documents” means, with respect to any Person (other than a natural person), the certificate or articles of incorporation or organization of such Person and any limited liability company, operating or partnership agreement, by-laws or similar documents or agreements relating to the legal organization of such Person.

“Outside Date” means the date that is nine months after the date hereof.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Acquired Companies.

“Paying Agent Agreement” means an agreement, dated on or about the Closing Date, by and among the Paying Agent and Buyer.

“Permit” means, with respect to any Person, any license, franchise, permit, approval, authorization, consent, order, franchise, authorization, exemption or certificate issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Liens” means (i) statutory Liens for Taxes, special assessments or other governmental and quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) warehousepersons’, mechanics’, materialmens’ or carriers’ Liens to secure claims for labor, material or supplies and other similar Liens that relate to obligations not due and payable (or if due, that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP) and arise in the ordinary course of business, (iii) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under Applicable Laws or other social security regulations, (iv) zoning, building, entitlement and other land use laws, regulations, ordinances or other legal requirements regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority which are not violated in any material respect by the current use or occupancy of such real property or the operation of the Business thereon, (v) statutory or contractual Liens of landlords for amounts not yet due and payable and which do not arise as a result of a default of the lessee or sublessee thereunder, the interests of the lessors and sublessors (as applicable) in the Leased Real Property and any Liens on such interests, (vi) conditions, restrictions, easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of the real property related thereto, (vii) restrictions on the ownership or transfer of securities arising under Applicable Laws, (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (ix) Liens disclosed on the Financials or in the notes thereto or securing liabilities reflected on the Financials or in the notes thereto, (x) Liens incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and (xi) Liens disclosed on Section 1.01(b) of the Disclosure Schedules.

“Per-Share Consideration” means $30.00 per share of Common Stock, as may be adjusted pursuant to Section 2.09.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Information” means any information or data that is defined as “personal data,” “personal information,” “personally identifying information,” or similar term under any Applicable Law.

“Process” means any operation or set of operations performed upon data, including the access, collection, use, processing, storage, transfer, disclosure, destruction, modification or disposal of any data.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of July 1, 2019 by and among the Company and the other parties thereto.

“Related Party” means (a) a Stockholder, (b) a director or officer of any Acquired Company, or (c) an Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act, as amended from time to time) of any Person described in the foregoing clauses (a) or (b).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Remedy” means any condition, measure, commitment, undertaking, remedy or other obligation relating to the disposal of, or any restriction on or other changes or limitations to the conduct or operation of or holding separate of, all or any part of any business activities or assets of Buyer, any of its Affiliates or the Acquired Companies.

“Representative” means, with respect to any Person, any director, officer, employee, manager, consultant, or professional advisor of such Person, including legal counsel, accountants, and financial advisors.

“Required Information” means (a) the financial statements described in clauses (b)(ii), (b)(iii) and (c) of paragraph 6 of Exhibit D to the Debt Commitment Letter as in effect on the date hereof and (b) information reasonably requested by Buyer in connection with the preparation of the pro forma financial statements required by clause (d) of paragraph 6 of Exhibit D to the Debt Commitment Letter.

“Sanctioned Person” means any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) who is a Governmental Authority of, resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) whose equity securities are 50% or more owned by any of the foregoing.

“Sanctions” means trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures, including those administered, enacted or enforced by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed with or furnished to the SEC by Hexion Inc. since July 1, 2019 (collectively, together with any exhibits and schedules thereto and other information incorporated therein).

“Service Provider” means, as of any relevant time, any director, officer, Business Employee or individual independent contractor of any of the Acquired Companies.

“Shares” means shares of Common Stock.

“Stockholder Approval” means the affirmative vote or consent of a majority of the issued and outstanding Shares on the record date chosen for purposes of determining the Stockholders of the Company entitled to vote on the approval and adoption of this Agreement, the Merger and the Contemplated Transactions by the Stockholders in accordance with the DGCL and the Organizational Documents.

“Stockholders” means the holders of Common Stock (other than the Company or any direct or indirect wholly-owned Subsidiary thereof).

“Subsidiary” of any Person means, on any date, any Person of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more direct or indirect subsidiaries of such Person.

“Tax” means (i) any federal, state, local and non-U.S. income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, franchise, gross receipts, payroll, sales, employment, use, property, real property, personal property, excise, stamp, alternative or add-on minimum, withholding and other taxes imposed by a Taxing Authority, including any interest, penalty or addition thereto and (ii) any liabilities to indemnify, assume or succeed to the liability of another Person for any item described in the foregoing clause (i) (other than any agreement entered into in the ordinary course of business the principal subject matter of which is not Taxes), including as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for Tax purposes and whether arising under any law, equity, contract, assumption, transferee or successor liability, or otherwise.

“Tax Returns” means returns, reports, forms and information statements filed or required to be filed with a Taxing Authority with respect to Taxes, including any schedules or attachments thereto and including any amendment thereof.

“Tax Sharing Agreement” means any agreement or other arrangement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or Tax benefit, or the transfer or assignment of income, revenues or receipts (other than any agreement entered into in the ordinary course of business the principal subject matter of which is not Taxes) which shall, for the avoidance of doubt, exclude any agreement or other arrangement in respect of Tax matters pursuant to the Epoxy SPA.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Transaction Documents” means this Agreement, the Support Agreements and the Equity Commitment Letter.

“US Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“Warrant Holders” means each holder of Warrants.

“Warrants” means the Common Stock Purchase Warrants issued by the Company.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any comparable state or local Applicable Law.

“Willful Breach” shall mean a material breach of this Agreement that is a consequence of an act undertaken, or a failure to act, which the breaching party actually knew would, or would reasonably be expected to, result in a material breach of this Agreement.

(b)               Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition Proposal	Section 5.04(e)
Adverse Recommendation Change	Section 5.04(a)
Agreement	Preamble
Alternative Financing	Section 7.03(d)
Alternative Financing Commitment Letter	Section 7.03(d)
Applicable Date	Section 3.05(c)
Balance Sheet	Section 3.05(a)
Balance Sheet Date	Section 3.05(a)
Buyer	Preamble
Buyer Related Parties	Section 10.03(b)
Buyer Termination Fee	Section 10.03(a)(ii)
Capex Budget	Section 5.01(b)
Certificate of Merger	Section 2.02
Class A Common Stock	Section 3.04(a)
Class B Common Stock	Section 3.04(a)
Closing	Section 2.02
Closing Year Bonus Plan	Section 6.04
Company	Preamble
Company Board Recommendation	Section 3.02(c)
Company Change of Recommendation Termination Fee	Section 10.04(a)
Company Epoxy Termination Fee	Section 10.04(a)
Company PCU	Section 2.07(d)
Company PSU	Section 2.07(b)
Company Related Party	Section 12.10(b)
Company Related Parties	Section 10.03(b)
Company RCU	Section 2.07(c)
Company RSU	Section 2.07(a)
Company Termination Fees	Section 10.04(a)
Confidentiality Agreement	Section 5.02(a)
Continuation Period	Section 6.01

Term	Section
Continuing Employees	Section 6.01
Deadline	Section 5.07(a)
Developments	Section 3.11(c)
Discharge	Section 5.09(a)(ii)(E)
D&O Insurance	Section 7.02(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
DFS Provisions	Section 12.10(a)
DGCL	Recitals
Dissenting Shares	Section 2.06(a)
Employee List	Section 3.14
Equity Commitment Letter	Recitals
Equity Financing	Section 4.05(a)
Equity Financing Source	Section 4.05(a)
Excluded Benefits	Section 6.01(b)
Existing Notes	Section 5.09(a)
Ex-US Bank Consents	Section 5.10(a)
Fee Letter	Section 4.05(a)
Financing	Section 4.05(a)
Financing Commitment Letters	Section 4.05(a)
Financials	Section 3.05(a)
Flash Financials	Section 5.03(a)(i)
Indenture	Section 5.09(a)
Information Statement	Section 5.07(a)
Infringed	Section 3.11(a)
Issuer	Section 5.09(a)
Insurance Policies	Section 3.20
Leased Real Property	Section 3.10(c)
Material Contracts	Section 3.16
Merger	Section 2.01(a)
Merger Sub	Preamble
Nonparty Affiliate	Section 12.10(b)
Nonparty Affiliates	Section 12.10(b)
Offer	Section 5.09(a)(i)
Offer Documents	Section 5.09(a)(i)
Other Regulatory Laws	Section 8.01(b)
Owned Real Property	Section 3.10(a)
Paying Agent	Section 2.05(a)
Preferred Stock	Section 3.04(a)
Privacy Requirements	Section 3.11(b)(iv)
Proxy Statement	Section 5.07(b)(ii)
Real Property	Section 3.10(c)
Real Property Leases	Section 3.10(c)
Redemption	Section 5.09(a)(ii)

Term	Section
Redemption Notice	Section 5.09(a)(ii)
Required Amount	Section 4.05(c)
Required SEC Reports	Section 3.05(c)
Requisite Stockholder Written Consent	Section 5.07(a)
Restricted Commitment Letter Amendments	Section 7.03(c)
RWI Policy	Section 5.08
Solvent	Section 4.08
Sponsor	Recitals
Stockholder Meeting	Section 5.07(b)(ii)
Stockholder Meeting Election	Section 5.07(b)(i)
Superior Proposal	Section 5.04(e)
Support Agreements	Recitals
Supporting Holders	Recitals
Surviving Corporation	Section 2.01(a)
Trustee	Section 5.09(a)

Section 1.02        Other Definitional and Interpretive Provisions. Except as otherwise explicitly specified to the contrary herein:

(a)               the words “hereof,” “herein,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof,

(b)               references to a section, exhibit, annex or schedule shall mean a section of, or exhibit, annex or schedule to, this Agreement, unless another agreement is specified,

(c)               the captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof,

(d)               all exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and any capitalized terms used in any exhibit or schedule but not otherwise defined therein will have the meaning as defined in this Agreement,

(e)               definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender,

(f)                the word “including” means including without limitation,

(g)               any reference to “$” or “dollars” means United States dollars,

(h)               references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof,

(i)                 references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time, and

(j)                 notwithstanding any other provisions to the contrary, if and to the extent any provision in this Agreement would by its terms be applicable to (i) any Subsidiary of the Company that is to be transferred pursuant to the Epoxy SPA or (ii) any asset or liability (including any line of business) that is to be transferred pursuant to the Epoxy SPA, such provision will be deemed not to apply with respect to such Subsidiary, asset and liability (including such line of business).

ARTICLE 2
The Merger

Section 2.01        The Merger.

(a)               Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the DGCL (the “Merger”), whereupon the separate existence of Merger Sub will automatically cease, and the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Buyer.

(b)               From and after the Effective Time, the Surviving Corporation will possess all the property, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of the Company and Merger Sub, to the fullest extent provided under the DGCL.

Section 2.02        Closing; Effective Time. The closing of the transactions contemplated by this Agreement and the Merger (the “Closing”) will take place at the offices of Davis Polk & Wardwell LLP at 450 Lexington Avenue, New York, NY 10017, as soon as practicable, but in no event later than 10:00 a.m. local time on the 3rd Business Day after the date on which each of the conditions set forth in ARTICLE 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction at the Closing) has been satisfied or, to the extent permitted by Applicable Law, waived in accordance with Section 12.02, or at such other place, at such other time or on such other date as Buyer and the Company may mutually agree in writing; provided, that notwithstanding the satisfaction or waiver of the closing conditions set forth in ARTICLE 9, in no event shall Buyer or Merger Sub be required to effect the Closing prior to the later of (a) February 28, 2022 and (b) the earlier of (i) a date during the Marketing Period specified by Buyer in writing on no fewer than three (3) Business Days’ notice to the Company and (ii) the second (2nd) Business Day immediately following the last day of the Marketing Period unless otherwise agreed by Buyer in writing at its sole discretion. At the Closing, Merger Sub and the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective as of the Effective Time.

Section 2.03        Certificate of Incorporation; Bylaws; Directors and Officers.

(a)               At the Effective Time, and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Surviving Corporation shall be amended to be in the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time until amended in accordance with Applicable Law and Section 7.02(b).

(b)               At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of the Surviving Corporation shall be amended to be in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) until amended in accordance with Applicable Law and Section 7.02(b).

(c)               Subject to Section 5.06, and unless otherwise determined by Buyer prior to the Effective Time, the directors of Merger Sub and the officers of the Company immediately prior to the Effective Time will become, from and after the Effective Time, the directors and officers, respectively, of the Surviving Corporation, to serve until their respective successors are duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or their earlier resignation or removal.

Section 2.04        Conversion of Common Stock.

(a)               As a result of the Merger, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub or the Company or their respective stockholders, except as otherwise provided in Sections 2.04(b) and 2.06, each share of Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive in cash an amount equal to the Per-Share Consideration. As of the Effective Time, all such shares of Common Stock shall be automatically cancelled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per-Share Consideration to be paid in accordance with this Agreement.

(b)               Notwithstanding the foregoing, the parties acknowledge and agree that each share of Common Stock owned by the Company, Buyer, Merger Sub or any direct or indirect wholly-owned Subsidiary of Buyer or Merger Sub immediately prior to the Effective Time will be automatically cancelled and retired and will cease to exist without payment of any consideration with respect thereto.

(c)               As a result of the Merger, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.05        Surrender and Payment.

(a)               Prior to the Effective Time, Buyer will appoint an agent (the “Paying Agent”), which Paying Agent shall be reasonably acceptable to the Company, for the purpose of exchanging

Common Stock Certificates and uncertificated Shares for the applicable Per-Share Consideration. Buyer will deliver to the Paying Agent, at or before the Closing, cash in an amount equal to (i) the Per-Share Consideration multiplied by (ii) the total number of Shares outstanding immediately prior to the Effective Time. Promptly after the Effective Time (but not later than two Business Days thereafter), Buyer shall direct the Paying Agent to send, to each holder of Shares at the Effective Time entitled to receive the Per-Share Consideration pursuant to Section 2.04(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Common Stock Certificates and or transfer of the uncertificated Shares to the Paying Agent) for use in such exchange.

(b)               Each holder of Shares that have been converted into the right to receive the Per-Share Consideration pursuant to Section 2.04(a) shall be entitled to receive, upon (i) surrender to the Paying Agent of a Common Stock Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of uncertificated Shares, the Per-Share Consideration in respect of the Common Stock represented by a certificate or uncertificated Share. Until so surrendered or transferred, as the case may be, each such certificate or uncertificated Share shall represent after the Effective Time for all purposes only the right to receive payment as provided in this Agreement.

(c)               Upon such surrender, subject to Section 2.05(b), the Paying Agent, pursuant to the Paying Agent Agreement, shall pay to each such Stockholder into an account designated in such Stockholder’s Letter of Transmittal, the Per-Share Consideration for each of such Stockholder’s Shares.

(d)               If any portion of the Per-Share Consideration is to be paid to a Person other than the Person in whose name the surrendered Common Stock Certificate or uncertificated Share is registered on the books and records of the Company, it will be a condition to such payment that the Common Stock Certificate or uncertificated Share so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment will pay to the Surviving Corporation any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Common Stock Certificate or uncertificated Share, or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not payable.

(e)               After the Effective Time, the stock transfer books of the Company will be closed and there will be no further registration of transfers of Common Stock. All Common Stock Certificates or uncertificated Shares presented to the Paying Agent or the Surviving Corporation, as contemplated by this Section 2.05, will be canceled upon such presentment and exchanged for the Per-Share Consideration as set forth herein.

(f)                Any portion of the amount made available to the Paying Agent pursuant to Section 2.05(a) that remains unclaimed by the Stockholders one (1) year after the Effective Time will be returned to Buyer (or, at Buyer’s written direction, one of its Affiliates), and any Stockholder who has not exchanged its Common Stock for the applicable Per-Share Consideration prior to such time will thereafter look only to Buyer and the Surviving Corporation for payment of the Per-Share Consideration in respect thereof without any interest thereon. Notwithstanding the foregoing, none of Buyer, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

Section 2.06        Dissenting Common Stock.

(a)               Notwithstanding anything in this Agreement to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time that are held by a Stockholder who did not vote in favor of the Merger or consent thereto in writing and who is entitled to demand and properly demands appraisal for such shares of Common Stock (“Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL will not be converted into the right to receive the Per-Share Consideration, but instead will be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, the Dissenting Shares, if any, will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Dissenting Shares will cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such Stockholder fails to perfect, withdraws or loses its right to appraisal, the Dissenting Shares held by such Stockholder will no longer be Dissenting Shares and will be, as of the later of the Effective Time and the occurrence of such withdrawal or loss, treated as if they had been converted as of the Effective Time into a right to receive the applicable Per-Share Consideration, to be paid as provided in Section 2.05(c).

(b)               The Company will give Buyer prompt written notice of any demands for appraisal received by the Company, or withdrawals or attempted withdrawals of such demands, and any other instruments, notices or demands served pursuant to Applicable Law that are received by the Company relating to Stockholders’ rights of appraisal, and Buyer will have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Buyer, the Company will not make any payment with respect to, or settle or offer to settle, any such demands for appraisal, waive any failure to timely deliver a written demand for appraisal under the DGCL, approve any withdrawal of any such demands or propose or otherwise agree to do any of the foregoing.

Section 2.07        Treatment of Company Equity-Based Awards

(a)               At or immediately prior to the Effective Time, (i) each restricted stock unit relating to shares of Common Stock that is subject to satisfaction of vesting or other forfeiture conditions, or which has vested but has not yet been settled, whether settled in cash or in stock (each, a “Company RSU”), that is then-outstanding under the Equity Incentive Plan, whether or not vested, shall, automatically and without any action on behalf of the holder or beneficiary thereof, be canceled in exchange for the right to receive an amount in cash (without interest) equal to the product of the Per-Share Consideration and the number of shares of Common Stock represented by such Company RSU and (ii) all dividends or dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to Company RSUs outstanding under the Equity Incentive Plan automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of such Company RSU, in each case, within fifteen (15) Business Days following the Effective Time, subject to all applicable withholding.

(b)               Any Company RSU for which the number of shares of Common Stock underlying such award is determined based on the satisfaction of performance conditions (each, a “Company PSU”) shall be deemed to have vested or been earned, as applicable, as follows:

(i)                 For Company PSUs granted in 2019, the number of shares of Common Stock underlying such Company PSU that are vested shall be determined as if a VWAP (as defined in the applicable award agreements) of $30.00 had been achieved; and

(ii)              For Company PSUs granted in 2020 and 2021, the number of shares of Common Stock underlying such Company PSU that are earned shall be the applicable target amount (100%).

At or immediately prior to the Effective Time, each Company PSU that is then outstanding under the Equity Incentive Plan and is vested or earned, as applicable, shall, automatically and without any action on behalf of the holder or beneficiary thereof, be canceled in exchange for the right to receive an amount in cash (without interest) equal to the product of the Per-Share Consideration and the number of shares of Common Stock represented by such Company PSU (based on the number of vested or earned, as applicable, shares of Common Stock) and (ii) all dividends or dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to Company PSUs outstanding under the Equity Incentive Plan automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of such Company PSU, in each case, within fifteen (15) Business Days following the Effective Time, subject to all applicable withholding.

(c)               At or immediately prior to the Effective Time, (i) each restricted cash unit relating to shares of Common Stock that are subject to satisfaction of vesting or other forfeiture conditions (each, a “Company RCU”), that is then-outstanding under the Equity Incentive Plan, whether or not vested, shall, automatically and without any action on behalf of the holder or beneficiary thereof, be canceled in exchange for the right to receive an amount in cash (without interest) equal to the product of the Per-Share Consideration and the number of shares of Common Stock represented by such Company RCU and (ii) to the extent applicable, all dividends or dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to Company RCUs outstanding under the Equity Incentive Plan automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of such Company RCU, in each case, within fifteen (15) Business Days following the Effective Time, subject to all applicable withholding.

(d)               Any Company RCU for which the number of shares of Common Stock underlying such award is determined based on the satisfaction of performance conditions (each, a “Company PCU”) shall be deemed to have vested or been earned, as applicable, as follows:

(i)                 For Company PCUs granted in 2019, the number of shares of Common Stock underlying such Company PCU that are vested shall be determined as if a VWAP (as defined in the applicable award agreements) of $30.00 had been achieved; and

(ii)              For Company PCUs granted in 2020 and 2021, the number of shares of Common Stock underlying such Company PCU that are earned shall be the applicable target amount (100%).

At or immediately prior to the Effective Time, each Company PCU that is then outstanding under the Equity Incentive Plan and is vested or earned, as applicable, shall, automatically and without any action on behalf of the holder or beneficiary thereof, be canceled in exchange for the right to receive an amount in cash (without interest) equal to the product of the Per-Share Consideration and the number of shares of Common Stock represented by such Company PCU (based on the number of vested or earned, as applicable, shares of Common Stock) and (ii) all dividends or dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to Company PCU outstanding under the Equity Incentive Plan automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of such Company PCU, in each case, within fifteen (15) Business Days following the Effective Time, subject to all applicable withholding.

(e)               Notwithstanding the foregoing, with respect to any Company RSUs, Company PSUs, Company RCUs, and Company PCUs, and any dividends or dividend equivalents accrued with respect to such Company RSUs, Company PSUs, Company RCUs, and Company PCUs, that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Equity Incentive Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(f)                As of the Effective Time, the Company shall have taken all actions necessary to effectuate the foregoing in this Section 2.07 and terminate the Hexion Holdings Corporation 2019 Omnibus Incentive Plan.

Section 2.08        Treatment of Warrants. The Company shall comply with the notice obligations to the Warrant Holders under Section 3(f) of the Warrants to the extent applicable in connection with the Merger. To the extent any Warrant is not exercised prior to the Effective Time, Buyer shall take all actions necessary or appropriate to provide, in accordance with Section 3(d) of the Warrants, that upon any subsequent exercise of any such Warrant, the applicable Warrant Holder shall have the right to receive, for each share of Common Stock that would have been issuable upon the exercise of such Warrant immediately prior to the Effective Time, the Per-Share Consideration less the applicable exercise price.

Section 2.09        Adjustments. Notwithstanding anything in this Agreement to the contrary, if at any time during the period between the date of this Agreement and the Effective Time any change in the outstanding shares of Common Stock will occur by reason of any reclassification, recapitalization, reorganization, stock split, subdivision or combination, exchange or readjustment of Common Stock, or stock dividend thereon with a record date during such period, or any similar event relating to the Common Stock, the applicable Per-Share Consideration and any other similarly dependent items, including any other per share amounts payable pursuant to this Agreement, will be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event; provided, that, nothing in this Section 2.09 shall be construed to permit the Company or any Subsidiary of the Company to take any actions that is otherwise prohibited by the terms of this Agreement.

Section 2.10        Withholding Rights. Buyer, Merger Sub, the Company, the Surviving Corporation and each of their respect Affiliates or paying agents will be entitled to deduct and withhold from the consideration otherwise payable to or for the benefit of any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under Applicable Law; provided, however, that (except with respect to amounts treated as compensation for Tax purposes or with respect to any deduction and withholding arising as a result of the Company’s failure to deliver the FIRPTA statement and accompanying notice required by Section 8.04) (i) the Person intending to deduct and withhold shall use commercially reasonable efforts to promptly notify such Persons subject to such intended deduction and withholding of any amounts otherwise payable to such Persons that it intends to deduct and withhold prior to such deduction or withholding and (ii) the parties hereto shall reasonably cooperate in good faith to reduce or eliminate such deduction and withholding to the extent permitted by Applicable Law. Any amounts deducted or withheld shall be paid over to the applicable Taxing Authority and, to the extent so paid over, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made.

Section 2.11        Lost Certificates. If any Common Stock Certificate will have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Buyer, of that fact by the Person claiming such Common Stock Certificate to be lost, stolen or destroyed, the Surviving Corporation (or the Paying Agent) will pay, in exchange for such lost, stolen or destroyed Common Stock Certificate, the applicable Per-Share Consideration to be paid in respect of the Common Stock represented by such Common Stock Certificate as contemplated by this ARTICLE 2; provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to the payment of any Per-Share Consideration, require such record holder to provide a customary indemnity for the benefit of the Surviving Corporation and its Affiliates against any claim that may be made against the Surviving Corporation or its Affiliates with respect to such Common Stock Certificate.

ARTICLE 3
Representations and Warranties of the Company

Subject to Section 12.14, the Company hereby represents and warrants to Buyer and Merger Sub as of the date hereof and as of the Closing Date as follows, in each case except (i) as disclosed in any SEC Document filed three (3) Business Days before the date of this Agreement or (ii) as set forth in the Disclosure Schedules:

Section 3.01        Organization. The Company and each of its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has all corporate power and authority to carry on its business as currently conducted, and (c) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer, prior to the date hereof, true and complete copies of the charter and bylaws, or other applicable Organizational Documents, of the Acquired Companies, each as amended and otherwise in effect, as of the date hereof.

Section 3.02        Power and Authorization.

(a)               The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Except for the Stockholder Approval, the Company has taken all corporate actions or proceedings required to be taken by or on the part of the Company to authorize and permit the execution and delivery by the Company of this Agreement, the Transaction Documents to which it is party and the instruments required to be executed and delivered by it pursuant hereto, and the performance by the Company of its obligations hereunder and under the other Transaction Documents to which it is party and the consummation by the Company of the Contemplated Transactions. Each of this Agreement and the Transaction Documents entered into by the Company on or prior to the date hereof has been (or in the case of Transaction Documents to be entered into at or prior to the Closing, will be) duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes (or will constitute) the legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms.

(b)               The Stockholder Approval is the only vote of the holders of the Company’s capital stock necessary under the DGCL, the Organizational Documents of the Company or otherwise to approve this Agreement, the other Transaction Documents, the Merger and the other Contemplated Transactions. If and when executed and delivered to Buyer, the Requisite Stockholder Written Consent shall constitute a valid, irrevocable and effective adoption of this Agreement by the stockholders of the Company in compliance with Applicable Law and the Organizational Documents of the Company and shall constitute the Stockholder Approval.

(c)               The Company’s board of directors has unanimously (i) adopted a resolution approving this Agreement and declared that the Merger and the other Contemplated Transactions are advisable, fair and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the Contemplated Transactions in accordance with the DGCL and the Organizational Documents of the Company, (iii) approved and directed, in accordance with the Organizational Documents of the Company, that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval, and (iv) recommended that its stockholders approve and adopt this Agreement, the Merger and the Contemplated Transactions (such recommendation, the “Company Board Recommendation”).

Section 3.03        Governmental Authorizations; No Defaults or Conflicts.

(a)               Neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which the Company is party nor its consummation of the Contemplated Transactions will require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by or on behalf of any of the Acquired Companies, other than (A) required filings and the associated waiting period under the HSR Act, (B) required approvals and filings under applicable foreign antitrust and competition laws, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (D) consents, approvals, permits, authorizations, filings or notifications that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is party and the consummation of the Contemplated Transactions (i) does not and will not result in any violation of, or conflict with, the Organizational Documents of the Acquired Companies and (ii) except as set forth on Section 3.03(b) of the Disclosure Schedules, does not and will not (A) conflict with, or result in any violation or breach of, any of the terms or provisions of, constitute a default (or an event, which, with the giving of notice or lapse of time, or both, would become a default or result in a breach or violation) under any Material Contract to which any Acquired Company is a party, (B) give to any Person any right of notice, non-renewal, modification, payment, termination, amendment, acceleration or cancellation, result in the creation of any Lien (other than a Permitted Lien) or result in a loss of any benefits to which any Acquired Company is entitled under any provision of any Material Contract to which any Acquired Company is a party or (C) require a consent or approval under any note, bond, mortgage, indenture, Material Contract to which any Acquired Company is a party or by which any of its respective properties is bound or affected, except in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole.

Section 3.04        Capitalization of the Acquired Companies.

(a)               The authorized capital stock of the Company consists of 650,000,000 shares of which (i) 600,000,000 shares are designated as Common Stock (300,000,000 of which are designated as Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 300,000,000 of which are designated as Class B Common Stock, par value $0.01 per share (“Class B Common Stock”)) and (ii) 50,000,000 shares are designated as Preferred Stock, par value $0.01 per share (“Preferred Stock”).  As of the date of this Agreement, (i) no shares of Class A Common Stock are issued and outstanding, (ii) 57,605,668 shares of Class B Common Stock are issued and outstanding, (iii) no shares of Preferred Stock are issued and outstanding, (iv) Warrants to purchase 10,177,908 shares of Class B Common Stock are issued and outstanding, (v) there were 1,355,669 shares of Common Stock reserved for future issuance under the Equity Incentive Plan, and (vi) there were outstanding 2,389,723 Company RSUs (other than Company PSUs), 3,889,997 Company PSUs (assuming, for Company PSUs granted in 2019, the number of shares of Common Stock underlying such Company PSU that are vested shall be determined as if a VWAP (as defined in the applicable award agreements) of $30.00 had been achieved and, for Company PSUs granted in 2020 and 2021, the number of shares of Common Stock underlying such Company PSU that are earned shall be the applicable target amount (100%)), 26,057 Company RCUs (other than Company PCUs) and 38,707 Company PCUs (assuming, for Company PCUs granted in 2019, the number of shares of Common Stock underlying such Company PCU that are vested shall be determined as if a VWAP (as defined in the applicable award agreements) of $30.00 had been achieved and, for Company PCUs granted in 2020 and 2021, the number of shares of Common Stock underlying such Company PCU that are earned shall be the applicable target amount (100%)).  All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and non-assessable and were issued in compliance with all applicable securities laws or exemptions therefrom.

(b)               As of the date hereof, except as described in Section 3.04(b) of the Disclosure Schedules and for changes after the date hereof resulting from the settlement of Company RSUs, Company PSUs, Company RCUs or Company PCUs in accordance with the terms of the Equity Incentive Plan and award agreements thereunder or exercise of any Warrants outstanding on the date hereof, there are no outstanding options, warrants, phantom stock, equity appreciation, or other rights (including preemptive rights) of any Person to acquire any Shares or any other equity securities of, or any equity or equity-based interests or rights in, any Acquired Company, or securities exercisable or exchangeable for, or convertible into, equity securities of, or equity-based interests in, any Acquired Company.

(c)               Section 3.04(c) of the Disclosure Schedules contains a true and complete list of all outstanding Company RSUs, Company PSUs, Company RCUs, Company PCUs and Warrants, including, as applicable, the holder (or identification number), type of award, date of grant, vesting schedule, exercise price and number of Shares subject thereto.

(d)               Section 3.04(d) of the Disclosure Schedules sets forth a true and complete list of the name, jurisdiction of organization and ownership of each of the Acquired Companies (other than the Company). No Acquired Company owns, directly or indirectly, any equity securities of or interests in any Person other than another Subsidiary of the Company. The Company owns, directly or indirectly, 100% of the outstanding Company Securities of each of its Subsidiaries. The Company or a Subsidiary of the Company holds the Company Securities of each of the Company’s Subsidiaries free and clear of all Liens (other than Permitted Liens). All of the outstanding shares of capital stock (or other Company Securities) of the Company’s Subsidiaries have been duly authorized, validly issued and are fully paid and non-assessable and were issued in compliance with all applicable securities laws or exemptions therefrom.

(e)               There are no outstanding obligations of any Acquired Company to repurchase, redeem or otherwise acquire any Company Securities. Except for the Equity Incentive Plan, the Support Agreements, and the Registration Rights Agreement, there is no voting agreement, voting trust, stockholders’ agreement, proxy or other agreement or arrangement relating to the voting, holding or disposition of any Company Securities or restricting the transfer of any Company Securities, or any agreement or arrangement providing for registration rights with respect to any Company Securities, in each case to which any Acquired Company is party.

(f)                Other than as set forth on Section 3.04(f), except for Company Securities of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any Person.

Section 3.05        Financial Matters; SEC Filings.

(a)               Financial Statements. Buyer has been furnished with each of the following prior to the date hereof: (i) the unaudited pro forma condensed consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2021 (the “Balance Sheet” and the date of such Balances Sheet, the “Balance Sheet Date”), and the related unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2021, (ii) the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020, and (iii) the unaudited pro forma condensed consolidated statement of operations for the successor period from July 2, 2019 to December 31, 2019 (collectively, the financial statements described in clauses (i)- (iii), the “Financials”).

(b)               Compliance with GAAP. Except as set forth on Section 3.05(b)(i) of the Disclosure Schedules, the Financials (including any notes thereto) have been prepared from the books and records of the Company and its Subsidiaries and in accordance with GAAP, consistently applied, and fairly present, in all material respects, the consolidated pro forma financial position and results of the operations of the Company and its Subsidiaries as of the dates thereof and their consolidated pro forma results of operations for the periods then-ended in accordance with GAAP (subject, in each case, to the absence of statements of cash flows and stockholder equity and footnotes and to normal year-end and periodic reclassifications and adjustments that are immaterial individually and in the aggregate). The Financials (including any notes thereto) are set forth in Section 3.05(b)(ii) of the Disclosure Schedules.

(c)               Required SEC Reports. The Issuer has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and with the SEC other information incorporated therein, amendments, schedules and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it pursuant to the Indenture since July 1, 2019 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments, schedules and supplements thereto, collectively, the “Required SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Required SEC Reports complied as to form in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing, unless compliance is expressly not required pursuant to the terms of the Indenture. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Required SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Required SEC Reports has been amended or superseded by a later Required SEC Report filed prior to the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Required SEC Reports and, to the Knowledge of the Company, none of the Required SEC Reports is subject to ongoing review or outstanding SEC comment or investigation. No Subsidiary of the Company (other than the Issuer) is required to file any form, report, schedule, statement or other document with the SEC.

(d)               Financial Reporting. The Company and its Subsidiaries maintain in all material respects accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting controls which provide reasonable assurance that, in all material respects, (i) transactions are executed with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in accordance with GAAP and to maintain accountability for the consolidated assets of the Company and its Subsidiaries. Since the Applicable Date, to the extent expressly required pursuant to the terms of the Indenture, the Issuer has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Issuer is recorded and reported on a timely basis to the individuals responsible for the preparation of the Issuer’s filings with the SEC and other public disclosure documents under the Exchange Act. Since the Applicable Date, to the extent expressly required pursuant to the terms of the Indenture, the Issuer has maintained internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Issuer has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Issuer’s auditors and the audit committee of the board of directors of the Issuer (i) all significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Issuer’s ability to record, process, summarize and report financial information and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in the Issuer’s internal control over financial reporting.

Section 3.06        Absence of Certain Developments. From the Balance Sheet Date through the date of this Agreement, (i) there has not been any change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Company has not taken any action that would have required the prior written consent of Buyer under Section 5.01 (except for Section 5.01(c)(xiii)) if such action had been taken after the date of this Agreement and prior to the Closing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) the Company and each of its Subsidiaries have conducted the Business, in all material respects, in the ordinary course (except with respect to this Agreement and discussions, negotiations and transactions related thereto).

Section 3.07        Debt; Guarantees. Section 3.07 of the Disclosure Schedules sets forth a list of all of the Acquired Companies’ material (i) obligations regarding Debt and (ii) leasing or similar arrangements that, in accordance with GAAP, are classified as capital leases, in each case as of the date of this Agreement. The Acquired Companies have no material liability in respect of a guarantee of any Debt or other liability of any other Person (other than another Subsidiary of the Company).

Section 3.08        No Undisclosed Material Liabilities. There are no Liabilities of the Company or any of its Subsidiaries, other than (i) Liabilities disclosed, accrued or reserved against in the Balance Sheet or disclosed in the notes thereto, (ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which are Liabilities related to breach of contract, tort, infringement or misappropriation), (iii) Liabilities incurred pursuant to this Agreement, the Transaction Documents or the Contemplated Transactions, (iv) Liabilities that have been discharged or paid off in full prior to the date of this Agreement and since the Balance Sheet Date or (v) other undisclosed Liabilities which would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole.

Section 3.09        Assets. The Acquired Companies have good, valid and marketable title to, or in the case of leased or licensed property and assets have the right to use pursuant to a valid and enforceable lease, license or similar Contract, all of its material properties, rights and assets, including all material assets reflected in the Balance Sheet or acquired after the Balance Sheet Date, in each case free and clear of any Liens other than Permitted Liens, except (a) to the extent the enforceability of any such leases, licenses or other Contracts may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or general principles of equity (whether considered in a proceeding at law or in equity) and (b) for assets that have been sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business.

Section 3.10        Real Property.

(a)               Section 3.10(a) of the Disclosure Schedules sets forth, as of the date hereof, a true and complete list of the address of each real property owned by the Company or its Subsidiaries (the “Owned Real Property”). The Acquired Companies have good title to, or in the case of leased property have valid leasehold interests in, all Real Property, free and clear of any Liens other than Permitted Liens except for properties and assets sold since the Balance Sheet Date or where the failure to have such good title or valid leasehold interests would not have a Material Adverse Effect. The applicable Acquired Company has not leased such Owned Real Property to any third party and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property (other than the right of Buyer pursuant to this Agreement).

(b)               Except as set forth in Section 3.10(b) of the Disclosure Schedules, none of the Acquired Companies owns any real property or has owned any real property (other than the Owned Real Property) during the past five (5) years.

(c)               Section 3.10(c) of the Disclosure Schedules sets forth, as of the date hereof, a true and complete list of the address of each leased real property held by the Company or its Subsidiaries (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”). The Company has made available to Buyer true and complete copies in all material respects of the leases (including all extensions, amendments and other modifications thereof) relating to all Leased Real Property (collectively, “Real Property Leases”). Except as set forth in Section 3.10(c) of the Disclosure Schedules, (i) each Real Property Lease is in full force and effect and enforceable in accordance with its terms and conditions, except as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (B) general principles of equity, whether considered in a proceeding at law or in equity, (ii) neither the applicable Acquired Company, nor, to the Company’s Knowledge, the counterparty to any Real Property Lease, is in breach or default under such Real Property Lease, and to the Company’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, in each case, except where such breach or default would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, (iii) none of the Leased Real Property is occupied by any Acquired Company pursuant to a sublease, and (iv) none of the Acquired Companies has subleased, assigned, transferred, conveyed, mortgaged or deeded in trust any interest in the Real Property Leases.

(d)               The Acquired Companies are in material compliance with any zoning, use, occupancy or similar requirements applicable to each Owned Real Property and each Leased Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Real Property constitutes all of the real property used or held for use in connection with the Business in all material respects.

(e)               The plants, buildings, structures and equipment owned or leased by the Company or any of its Subsidiaries (i) have no material defects, (ii) are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and (iii) are adequate and suitable for their intended uses, in each case, in all material respects. Except as set forth on Section 3.10(e) of the Disclosure Schedules, no material repairs, replacements or regularly scheduled maintenance relating to any Real Property that have not been completed are currently being delayed or deferred.

(f)                No Acquired Company has received written notice that any Real Property or portion thereof is subject to any pending suit for condemnation or expropriation or other taking by any Governmental Authority or that any such condemnation or other taking is threatened or contemplated, and no such condemnation or expropriation or other taking is pending or, to the Company’s Knowledge, threatened in writing.

Section 3.11        Intellectual Property.

(a)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Acquired Companies (A) own, or have a valid and enforceable license or right to use, all Intellectual Property necessary for the operation of their businesses as currently conducted (it being understood that the foregoing is not a representation or warranty with respect to the infringement, misappropriation or other violation of third party Intellectual Property) and (B) solely and exclusively own the Owned Intellectual Property, and their respective rights in the Licensed Intellectual Property, in each of the foregoing clauses (A) and (B) free and clear of all Liens other than Permitted Liens, (ii) no claims, actions or proceedings are pending or, to the Company’s Knowledge, threatened against any Acquired Company (A) based upon, or challenging or seeking to deny or restrict, the rights of any of the Acquired Companies in any of the Owned Intellectual Property (including cease and desist letters, invitations to take a patent license and indemnification claims or notices) or (B) alleging that any of the Acquired Companies have infringed, misappropriated or otherwise violated (each and any of the foregoing, “Infringed”) or are Infringing any Intellectual Property of any Person, (iii) the operation of the Acquired Companies’ businesses as currently conducted has not Infringed and is not Infringing the Intellectual Property of any other Person, (iv) no Person is Infringing or has Infringed the Owned Intellectual Property, (v) none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or part, (vi) all of the Owned Intellectual Property is subsisting, and, to the Company’s Knowledge, valid and enforceable, and (vii) the Acquired Companies have taken commercially reasonable actions in accordance with normal industry practice to maintain the confidentiality of all Owned Intellectual Property the value of which is contingent on maintaining the confidentiality thereof.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Acquired Companies own, lease, or license all IT Assets that are necessary to conduct the business of the Acquired Companies in the manner in which the Acquired Companies currently conduct their businesses and the IT Assets operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that permits the Acquired Companies to conduct their respective businesses as currently conducted, (ii) the Acquired Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions Processed thereby) against any unauthorized use, access, interruption, modification or corruption, (iii) there has been no unauthorized use, access, interruption, modification, corruption, disruption or malfunction of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby), and no unauthorized Processing of Personal Information controlled by the Acquired Companies, (iv) the Acquired Companies are in compliance with all (A) Applicable Laws, (B) policies, (C) binding industry standards to the extent applicable to the Acquired Companies (e.g., PCI-DSS), and (D) contractual obligations, in each case of (A) – (D), relating to data privacy, data protection, data security, security breach notification and the Processing of Personal Information (the foregoing collectively “Privacy Requirements”), and (v) no claims, actions or proceedings are pending or, to the Company’s Knowledge, threatened against any Acquired Company alleging that any of the Acquired Companies have violated any such Privacy Requirements.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Acquired Companies have taken commercially reasonable steps to protect and maintain the confidentiality of their trade secrets and confidential information, (ii) the Acquired Companies have obtained written agreements from each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any Intellectual Property for, or on behalf of, any of the Acquired Companies (collectively, “Developments”) that (A) require the assignment to, and acknowledge the Acquired Companies’ ownership of, all rights to such Developments, and (B) require the non-disclosure of confidential information of the Acquired Companies, (iii) no confidential information or trade secret of the Acquired Companies has been disclosed or authorized to be disclosed to any Person, other than in the ordinary course of business and pursuant to a written non-disclosure agreement, and (iv) to the Knowledge of the Company, no Person is in breach of any such agreement.

(d)               Section 3.11(d) of the Disclosure Schedules sets forth a true and complete list of any and all patents, patent applications, registered copyrights, registered trademarks and service marks, applications to register trademarks and service marks and domain names, in each case, that are owned by the Acquired Companies as of the date hereof.

Section 3.12        Tax Matters.

(a)               All material Tax Returns required to be filed by or with respect to the Acquired Companies have been timely filed (taking into account applicable extensions) with the appropriate Taxing Authority. Each such Tax Return is true, complete and correct in all material respects. All material Taxes required to be paid by or with respect to the Acquired Companies have been timely paid to the appropriate Taxing Authority.

(b)               There have been no investigations, inquiries, examinations or audits of any material Tax Returns filed by or for any Acquired Company by any Taxing Authority, and no claim, audit, suit proceeding or investigation is ongoing, currently pending, or has been threatening in writing against or with respect to any Acquired Company in respect of any Tax.

(c)               All Taxes required to have been withheld or collected by the Acquired Companies, including sales and use Taxes, employment and payroll related Taxes and withholding Taxes, have been timely withheld or collected.

(d)               No Acquired Company (i) is a party to or bound by any Tax Sharing Agreement with any Person who is not an Acquired Company or (ii) has any liability for Taxes of any Person (other than another Acquired Company) by reason of Applicable Law (including under Treasury Regulation section 1.1502-6 or any similar provision of sale, local or non-U.S. law) or otherwise as a result of filing Tax Returns on a consolidated, combined, unitary or similar basis, any Tax Sharing Agreement, or transferee or successor liability.

(e)               No Acquired Company has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f)                None of the Acquired Companies (i) is the subject of or bound by any closing agreement, private letter ruling, or similar agreement or ruling with respect to Taxes with any Taxing Authority, or has any pending request for any such agreement or ruling, or (ii) has received or been the subject of any discretionary relief, exemption, holiday or other benefit related to Taxes from any Taxing Authority.

(g)               There is no waiver in effect of any statute of limitations for any assessment or deficiency in respect of Taxes of any Acquired Company, and there is no extension of time in effect to file any Tax Return of any Acquired Company and no request for any such waiver or extension is pending, in each case, outside the ordinary course and for no more than six (6) months.

(h)               No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. income Tax law): (A) a “closing agreement” as described in Section 7121 of the Code; (B) an installment sale or open transaction; (C) a prepaid amount or deferred revenue; (D) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19; (E) a change in the accounting method of any Acquired Company pursuant to Section 481 of the Code: (F) use of an improper method of accounting; or (G) any inclusion under Section 951(a) of the Code attributable to (1) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code determined as if the relevant taxable years ended on the Closing Date or (2) any inclusion under Section 965 of the Code, determined without regard to any election pursuant to Section 965(h) of the Code.

(i)                 During the two-year period ending on the date of this Agreement, no Acquired Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(j)                 No Acquired Company has elected, through action or inaction, to benefit from any tax relief, including tax credits and tax deferrals, under any COVID-19 Measures.

(k)               The Company is not, and was not, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(l)                 There are no Liens for material Taxes upon any assets of the Acquired Companies, other than Permitted Liens.

(m)             No Acquired Company has (or has had) a permanent establishment or is treated (or has been treated) as a resident for any Tax purpose in any jurisdiction other than the country of its formation. No Acquired Company has received notice of any claim by a Taxing Authority in a jurisdiction where it has not filed a Tax Return claiming that such Acquired Company is or may be subject to taxation in such jurisdiction.

(n)               There is no material unclaimed property or escheat obligation with respect to property or other assets held or owned by the Acquired Companies.

Section 3.13        Employee Benefit Plans.

(a)               Employee Plans. Section 3.13(a) of the Disclosure Schedules lists all material Employee Plans and identifies each International Plan. With respect to each Employee Plan, the Acquired Companies have made available to Buyer accurate and complete copies of each of the following: (i) the plan document together with all amendments thereto (or a description if the plan is not written), and any trust agreements, (ii) any summary plan descriptions, (iii) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination or opinion letter from the IRS, (iv) in the case of any plan for which Forms 5500 are required to be filed, the most recently filed Form 5500 and accompanying schedules and attachments, (v) the most recently prepared actuarial report and financial statements, (vi) all material, nonroutine correspondence relating thereto received from or provided to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority during the past three years, and (vii) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (vi).

(b)               Except as set forth on Schedule 3.13(b), none of the Acquired Companies nor any of their ERISA Affiliates sponsor, maintain or contribute to, or has in the past six years sponsored, maintained or contributed to, or has any direct or indirect liability with respect to, (i) any Employee Plan that is subject to Title IV of ERISA, (ii), any Multiemployer Plan, (iii) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA); or (iv) any “multiple employer plan” (as such term is defined in Section 210 of ERISA).

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and to the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to jeopardize the qualification of such Employee Plan.

(d)               Except as set forth on Section 3.13(d) of the Disclosure Schedules, none of the Employee Plans provide and none of the Acquired Companies has any current or projected liability in respect of post-employment or retirement health or medical or life insurance benefits for retired, former or current Service Provider, except as required to avoid excise Tax under Section 4980B of the Code or as otherwise required by Applicable Law or except where such liability would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole.

(e)               Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, neither execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent event), could: (i) cause any payments to become due or payable to any current or former Service Provider; (ii) cause any acceleration of payment, vesting or funding of, or increase in, payments or benefits to any current or former Service Provider; (iii) increase the amount payable under any Employee Plan; or (iv) result in the payment of any amount that could, individually or together with any other amount, constitute “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, (i) each Employee Plan has been maintained, funded and administered in compliance with its terms and Applicable Law and no event has occurred with respect to any such Employee Plan that has subjected, or would reasonably be expected to subject, the Acquired Companies to any Tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other Applicable Law, (ii) all benefits, contributions and premiums relating to each Employee Plan that are due have been timely paid in accordance with the terms of such Employee Plan and (iii) each International Plan, if intended to qualify for special tax treatment, meets the requirements for such treatment, and, if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(g)               None of the Acquired Companies has any obligation to gross-up, indemnify, make whole or otherwise reimburse any individual with respect to any Tax, under Sections 409A or 4999 of the Code.

(h)               There is no pending or, to the Knowledge of the Company, threatened Action relating to an Employee Plan (other than routine benefit claims) except such Actions that would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole. No Employee Plan is under audit or is the subject of an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened, except, in each case, for an audit or investigation that would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole.

Section 3.14        Employees. The Acquired Companies have provided to Buyer a true, accurate and complete list (as of the most recently practicable date) of the name or employee identification number of each Business Employee as of the date hereof, including such Business Employee’s title, location, annual salary or base hourly wage rate (as applicable), work location, full-time or part-time status, start date, classification as exempt or non-exempt (as applicable), leave status (to the extent permitted by Applicable Law), and most recent annual bonus received (the “Employee List”). Notwithstanding the foregoing, the Acquired Companies may anonymize or aggregate the foregoing data to the extent that the Acquired Companies reasonably determine is necessary to comply with any Applicable Laws relating to data privacy and/or the Acquired Companies’ internal employee data privacy policies.

Section 3.15        Environmental Matters.

(a)               Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, or as set forth in Section 3.15 of the Disclosure Schedules:

(i)                 no Action is pending, or to the Knowledge of the Company, threatened by any Governmental Authority or other Person (and no Acquired Company has received any other written notice of any actual or alleged violation or Liability that remains unresolved) with respect to any matters relating to any of the Acquired Companies and relating to or arising out of any Environmental Law;

(ii)              there has been no Release of, exposure of any Person to or contamination by any Hazardous Substance (A) at, on or under any property now or previously owned, leased or operated by any of the Acquired Companies, or (B) by any Acquired Company or, to the Knowledge of the Company, any other Person at, on or under any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of any of the Acquired Companies, in each case that has given or would give rise to any Liability under any Environmental Law for any Acquired Company; and

(iii)            other than any such non-compliances which have been fully resolved, the Acquired Companies are and have been since July 1, 2019 in compliance with all Environmental Laws and have obtained, and are and have been since July 1, 2019 in compliance with all Permits required by Environmental Laws.

Section 3.16        Material Contracts.

(a)               Except as otherwise set forth on Section 3.16(a) of the Disclosure Schedules, as of the date hereof, none of the Acquired Companies is a party to or bound by any:

(i)                 Contract involving the payment by any Acquired Company of aggregate consideration in excess of $3,000,000 per year and which, in each case, cannot be cancelled by any Acquired Company without penalty or without more than ninety (90) days’ notice;

(ii)              Contract for the sale of products or services to any customer pursuant to which the Acquired Companies are entitled to receive in excess of $3,000,000 per year;

(iii)            any agency, dealer, distributor, sales representative, tolling, manufacturing, vendor, marketing or other similar Contract that involves payment by any

Acquired Company of consideration in excess of $2,000,000 during any consecutive twelve-month period during the term of the applicable Contract;

(iv)             Contract granting any Person an option or a right of first refusal or first offer or similar preferential right to purchase or acquire any Company Securities or any asset of any Acquired Company;

(v)               Contract (A) relating to or evidencing any material Debt of any Acquired Company or (B) providing for the creation of any charge, security interest, encumbrance or Lien upon any of the material assets of the Company or its Subsidiaries;

(vi)             Contract relating to any acquisition or disposition made by the Company or its Subsidiaries since January 1, 2017 of (A) any line of business or the capital stock of any other Person (including any Acquired Company and whether by way of merger, sale of stock, sale of assets, or otherwise) or (B) any other assets of any other Person for consideration in excess of $10,000,000;

(vii)          Contracts constituting Real Property Leases providing for annual base rent in excess of $1,000,000;

(viii)        non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the business of any Acquired Company or, following the Closing, Buyer, may be conducted;

(ix)             Contract constituting a Collective Bargaining Agreement;

(x)               voting or other agreement governing how any shares of Common Stock shall be voted, or stockholders’ agreement, registration rights agreement, investors’ rights agreement or similar agreement;

(xi)             Contract with respect to a material joint venture or material partnership;

(xii)          Contract imposing any exclusivity requirements, most favored nations or most favored customer status, rights of first or last offer, negotiation or refusal obligation or similar restriction on any Acquired Companies that, in each case, restricts or impacts the businesses of any Acquired Company in any material respect;

(xiii)        Contract prohibiting the payment of dividends or distributions in respect of the capital stock of any of the Acquired Companies or prohibits the pledging of the capital stock of any of the Acquired Companies;

(xiv)         Contract required to be disclosed under Section 3.17 of the Disclosure Schedules;

(xv)           Contracts that relate to any outstanding commitment for capital expenditures by the Company or its Subsidiaries in excess of $3,000,000;

(xvi)         material Contract providing for a license of or other right to use Intellectual Property by or to the Acquired Companies, other than Off-the-Shelf Software Licenses and non-exclusive licenses granted in the ordinary course of business;

(xvii)      Contract with any Governmental Authority;

(xviii)    Contract that is a settlement, conciliation or similar agreement; or

(xix)         Contract, commitment or arrangement to enter into any of the foregoing.

Collectively, the Contracts listed or required to be listed on Section 3.16(a) of the Disclosure Schedules are referred to herein as the “Material Contracts.”

(b)               Each Material Contract (x) is valid and binding on the Company or one of its Subsidiaries and, to the Company’s Knowledge, each other party to such Material Contract and (y) to the Company’s Knowledge, is in full force and effect and enforceable in accordance with its terms and conditions, except as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (B) general principles of equity, whether considered in a proceeding at law or in equity. The applicable Acquired Company has performed all obligations required to be performed by it to date under each Material Contract, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole. The Acquired Companies have not breached or defaulted under or terminated, nor, has any Acquired Company given or received written notice of, any material breach, default or termination under any Material Contract and, to the Company’s Knowledge, there is no material breach, default or termination by any other party to a Material Contract, except where such violations, defaults or terminations would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole.

Section 3.17        Related Party Transactions. Except as set forth on Section 3.17 of the Disclosure Schedules and except for arrangements or other relationships between the Company and its Subsidiaries, to the Company’s Knowledge, (a) there are no transactions, agreements, arrangements or understandings between any Acquired Company, on the one hand, and any Related Party, on the other hand (other than immaterial transactions, agreements, arrangements or understandings entered into on arm’s length terms between any Acquired Company, on the one hand, and a Stockholder that holds less than 1% of the equity interests of the Company and that is not an officer or director of an Acquired Company, on the other hand) and (b) no Acquired Company owes any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party. Except as set forth on Section 3.17 of the Disclosure Schedules, to the Company’s Knowledge, no Related Party (i) possesses, directly or indirectly, any financial interest in, or is a director, or executive officer of, any Person (other than any

Acquired Company) which is a material client, supplier, customer, lessor or lessee or business partner of any Acquired Company or (ii) owns any material property right, tangible or intangible, which is used by an Acquired Company in the conduct of its business.

Section 3.18        Labor Matters.

(a)               The Acquired Companies are, and since July 1, 2019 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, classification of independent contractors and exempt and non-exempt Business Employees, overtime, discrimination, retaliation, harassment, civil rights, affirmative action, work authorization and immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), safety and health, continuation coverage under group health plans, terms and conditions terms and conditions of employment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including WARN), employee trainings and notices, workers’ compensation, employee leave issues, COVID-19, and unemployment insurance, in each case, with respect to Service Providers, in each case, except for failures that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               (i) None of the Acquired Companies is a party to, bound by or subject to, or is negotiating in connection with entering into, any Collective Bargaining Agreement and no Business Employees of the Acquired Companies are represented by any labor union, works council, or other labor organization, (ii) to the Knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Business Employees since July 1, 2019, (iii) since July 1, 2019 there has been no material labor grievance, labor arbitration, labor strike, slowdown, stoppage, picketing, handbilling, interruption of work, lockout, or other material labor dispute pending and, to the Knowledge of the Company, there is none threatened against or affecting any of the Acquired Companies, (iv) there are, and since July 1, 2019 have been, no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies before any Governmental Authority, (v) since July 1, 2019, to the Knowledge of the Company no labor union, works council, other labor organization, or group of employees of the Acquired Companies has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (vi) the Acquired Companies have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the transactions contemplated by this Agreement, except for such actions, events and claims that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.19        Litigation. There is no action pending or, to the Company’s Knowledge, threatened against or affecting any Acquired Company or any of their respective properties, or against any directors or officers (in their capacity as such) of any Acquired Company before (or, in the case of threatened actions, that would be before) any arbitrator or any Governmental

Authority that, if determined adversely to the Acquired Company, (a) may result in money Damages payable by the Acquired Companies exceeding $1,000,000, (b) may result in injunctive relief or other material restriction on the business, properties, rights or assets of any of the Acquired Companies or (c) would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Contemplated Transactions or any of the other transactions contemplated by this Agreement. None of the Acquired Companies or any of their respective material properties or assets is or are subject to any material order, writ, ruling, settlement, judgment, injunction, decree or award of any Governmental Authority. There are no, and for since January 1, 2019 there have not been, any suits, claims, charges, actions, audits, investigations, examinations or inquiries by the SEC against the any of the Acquired Companies.

Section 3.20        Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each insurance policy maintained by the Acquired Companies (collectively, the “Insurance Policies”) is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Acquired Companies has complied with the provisions of each Insurance Policy under which it is the insured party and no notice of cancellation or termination has been received by any Acquired Company or has been threatened in writing with respect to any such policy. All material claims under the Insurance Policies have been filed in a timely fashion. No Acquired Company has received any written notice from the insurer of pending cancellation, termination or non-renewal of any Insurance Policy and, to the Company’s Knowledge, there are no facts, conditions, situations or set of circumstances that would reasonably be expected to result in or be the basis for such cancellation, termination or non-renewal. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, no coverage under any Insurance Policy will be affected by the Contemplated Transactions. The Insurance Policies are adequate and are of the type and in amounts customarily carried by Persons of established reputations engaged in the same or similar businesses as the Acquired Companies and are sufficient to materially comply with all Applicable Law.

Section 3.21        No Brokers. Except for Moelis & Company LLC and Morgan Stanley & Co. LLC, whose fees and expenses will be paid by the Company, there is no investment banker, broker, finder or other intermediary that might be entitled to any fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Acquired Companies.

Section 3.22        Licenses and Permits. Except as set forth in Section 3.22 of the Disclosure Schedules, the Company and its Subsidiaries have obtained all of the material Permits necessary to permit the Company and its Subsidiaries to own, lease, operate, use and maintain their assets in the manner in which they are currently operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each of the Company and its Subsidiaries is currently in compliance in all material respects with its obligations under, and the terms of, each

Permit, and (i) no event has occurred or condition or state of facts exists which constitutes or after notice or lapse of time or both, would constitute a breach or default in any material respect under any such Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit, or which would materially and adversely affect the rights of any of the Acquired Companies under any such Permit, (ii) no notice of cancellation, or of material default concerning any such Permit has been received by any of the Acquired Companies since July 1, 2019, and (iii) each such Permit is and has since July 1, 2019 been valid, subsisting and in full force and effect.

Section 3.23        Compliance with Laws and Governmental Orders. Since July 1, 2019, each Acquired Company has been in compliance with, and to the Company’s Knowledge is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole. There is no order of any arbitrator or Governmental Authority outstanding against any Acquired Company that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business of the Acquired Companies, taken as a whole, or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 3.24        Certain Business Practices. None of the Acquired Companies, nor any of their respective directors, managers, officers, or employees or, to the Company’s Knowledge, any agent or representative thereof, in the past five (5) years: (a) has offered, paid, promised to pay, or authorized the payment of any money or any other thing of value to any Person (i) with the intention of inducing improper conduct on the part of the recipient, (ii) acceptance of which would violate the policies of the recipient’s employer or cause the recipient to breach a duty owed to his or her employer, or (iii) to otherwise secure an undue or improper advantage for the Acquired Companies in violation of any Anti-Corruption Law; (b) has been or is a Sanctioned Person; (c) has (acting for or on behalf of the Acquired Companies) transacted business with or for the benefit of a Sanctioned Person or otherwise violated applicable Sanctions; (d) has committed a violation of any applicable Ex-Im Law; or (e) has been the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Sanctions, Ex-Im Laws, or relevant Company policies, procedures, and internal controls related to the foregoing.

Section 3.25        No Implied Representations and Warranties. Except for the representations and warranties contained in ARTICLE 3 (as modified by the Disclosure Schedules), the Support Agreements or any other Transaction Document, none of the Acquired Companies, Stockholders or any other Person makes any other express or implied representation or warranty with respect to the Acquired Companies, the Stockholders or Warrant Holders or the Contemplated Transactions, and the Company disclaims any and all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer, Merger Sub or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer or Merger Sub by any director, officer, employee, agent, consultant, or representative of the Acquired

Companies, any Stockholder or Warrant Holder or any of their respective Affiliates), except in the case of actual fraud. Except as expressly set forth herein or in the Transaction Documents, the condition of the assets of the Acquired Companies shall be “as is” and “where is” and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of any Acquired Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. Except for the representations and warranties contained in this ARTICLE 3 (as modified by the Disclosure Schedules) and the Transaction Documents, neither the Company nor any other Person has made or makes any representation or warranty to Buyer, Merger Sub or their respective Affiliates or Representatives regarding: (i) the prospects of the business, (ii) the probable success or profitability of the Acquired Companies; or (iii) the accuracy or completeness of any confidential information memoranda, documents, projections, material, statement, data, or other information (financial or otherwise) provided or made available to Buyer, Merger Sub or their respective Affiliates or Representatives including in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE 4
Representations and Warranties of Buyer and Merger Sub

Buyer and Merger Sub hereby represent and warrant to the Company as of the date hereof as follows:

Section 4.01        Organization. Each of Buyer and Merger Sub is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) duly qualified to do business and is in good standing in each jurisdiction where the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing has not and would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer to consummate the Contemplated Transactions. Buyer has made available to the Company, prior to the date hereof, true and complete copies of the charter and bylaws, or other applicable Organizational Documents, of Buyer and Merger Sub, each as amended and otherwise in effect, as of the date hereof.

Section 4.02        Power and Authorization. Buyer and Merger Sub each have the corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. Buyer and Merger Sub have taken all corporate actions or proceedings required to be taken by or on the part of Buyer and Merger Sub to authorize and permit the execution and delivery by Buyer and Merger Sub of this Agreement, the Transaction Documents to which such entity is a party and the instruments required to be executed and delivered by it pursuant hereto, and the performance by Buyer and Merger Sub of their respective obligations hereunder and under the other Transaction Documents to which such entity is a party and the consummation by Buyer and Merger Sub of the Contemplated Transactions. Each of this Agreement and the Transaction Documents entered into at or prior to the date hereof has been (or in the case of Transaction Documents to be entered into at or prior to the Closing, will be) duly executed and delivered by Buyer and/or Merger Sub, as applicable, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes (or will constitute) the legal, valid and binding obligation of Buyer and/or Merger Sub, as applicable, enforceable against it in accordance with their respective terms.

Section 4.03        Governmental Authorizations; No Defaults or Conflicts.

(a)               Neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which Buyer or Merger Sub is party nor their consummation of the Contemplated Transactions will require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by or on behalf of Buyer or Merger Sub, other than (A) required filings and the associated waiting period under the HSR Act, (B) required approvals and filings under applicable foreign antitrust and competition laws, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (D) consents, approvals, authorizations, filings or notifications that, if not obtained or made, would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer or Merger Sub to consummate the Contemplated Transactions.

(b)               The execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer or Merger Sub is party and the consummation of the Contemplated Transactions (i) does not and will not result in any violation of, or conflict with, the Organizational Documents of Buyer or Merger Sub, (ii) does not and will not (A) conflict with, or result in any violation or breach of, any of the terms or provisions of, or constitute a default (or an event, which, with the giving of notice or lapse of time, or both, would become a default or result in a breach or violation) under any material Contract to which Buyer or Merger Sub is a party, (B) give to any Person any right of notice, non-renewal, modification, payment, termination, amendment, acceleration or cancellation, result in the creation of any Lien (other than a Permitted Lien) or result in a loss of any benefits to which Buyer or Merger Sub is entitled under any provision of any material Contract to which Buyer or Merger Sub is a party or (C) require a consent or approval under any note, bond, mortgage, indenture or material Contract to which Buyer or Merger Sub is a party or by which any of its respective properties is bound or affected.

Section 4.04        Litigation. As of the date of this Agreement, there is no action pending or threatened against Buyer or Merger Sub or any of their respective properties, or against any directors, officers or employees (in their capacity as such) of Buyer or Merger Sub before, or in the case of threatened actions, that would be before, any arbitrator or any Governmental Authority that, if determined adversely to Buyer or Merger Sub, would reasonably be expected to prevent or materially impair or materially delay any of the Contemplated Transactions.

Section 4.05        Financing.

(a)               As of the date hereof, Buyer has delivered to the Company true, complete and fully executed copies of (i) a commitment letter and the fee letter (the “Fee Letter”) associated therewith (provided that provisions in the Fee Letter related solely to the amount of fees agreed to by the parties, the “flex” provisions and other commercially sensitive terms, none of which would reasonably be expected to affect the conditionality, enforceability, or availability, or reduce the aggregate principal amount of the Debt Financing to be funded on the Closing Date or impose any different or additional conditions precedent to the funding of the Debt Financing on the Closing Date, may be redacted) (such commitment letter and Fee Letter, including all related exhibits, schedules, annexes, supplements and term sheets thereto, and as amended from time to time after the date hereof in compliance with Section 7.03, the “Debt Commitment Letter”) from the Debt Financing Sources party thereto confirming their respective commitments to provide Buyer with debt financing in connection with the transactions contemplated hereby in the amount set forth therein on the terms and subject to the conditions set forth therein (the “Debt Financing”), and (ii) the Equity Commitment Letter (together with the Debt Commitment Letter, the “Financing Commitment Letters”) from the Sponsor (the “Equity Financing Source”) confirming its commitment to provide Buyer with equity financing in connection with the transactions contemplated hereby in the amount set forth therein on the terms and subject to the conditions set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)               The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Buyer and the other parties thereto, enforceable against Buyer and the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), and no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Equity Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer and, to the knowledge of Buyer, the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Assuming the performance of the Company and its Affiliates of their obligations contained in this Agreement, as of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach, in each case, on the part of Buyer or, to the knowledge of Buyer, any other party thereto under the Debt Commitment Letter. As of the date hereof, none of the Financing Commitment Letters has been amended or modified, and the respective commitments contained in the Financing Commitment Letters have not been withdrawn, rescinded or otherwise modified. As of the date hereof, the Financing Commitment Letters constitute the entire and complete agreement among the parties thereto with respect to the transactions contemplated thereby and the financing for the Contemplated Transactions (excluding any confidentiality, nondisclosure or similar agreements, none of which would reasonably be expected to result in a reduction to the aggregate amount of the Financing to be funded on the Closing Date or impose additional conditions precedent to the funding of the Financing on the Closing Date). As of the date hereof, except as expressly set forth in the Financing Commitment Letters, (i) there are no (A) conditions precedent to the obligation of the Equity Financing Source to fund the Equity Financing or (B) conditions precedent to the obligations of the Debt Financing Sources party thereto to provide the Debt Financing, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the Contemplated Transactions (other than the Financing Commitment Letters and the provisions of this Agreement) that would permit the Equity Financing Source or any Debt Financing Source to reduce the aggregate amount of the Equity Financing and the Debt Financing to an amount that is less than the Required Amount or impose any different or additional conditions precedent to the funding of the Equity Financing or the Debt

Financing, respectively. All commitment fees and other fees required to be paid under the Financing Commitment Letters prior to the date hereof have been paid in full. Assuming the accuracy of the representations and warranties set forth in ARTICLE 3 hereof and the performance of the Company and its Affiliates of their obligations contained in this Agreement, as of the date hereof, Buyer does not have any reason to believe that any of the conditions precedent to the availability or the funding of the Financing to be satisfied by Buyer will not be satisfied prior to or contemporaneously with the Closing Date or that upon satisfaction of the conditions precedent to the funding of the Financing prior to or contemporaneously with the Closing Date the Financing will not be made available to Buyer on or contemporaneously with the Closing Date.

(c)               Assuming (x) the satisfaction of the conditions set forth in Section 9.01 and Section 9.02 and (y) the Financing is funded on the Closing Date in accordance with the Financing Commitment Letters, the aggregate proceeds of the Financing on the Closing Date will be in an amount sufficient to pay (i) the Aggregate Merger Consideration, (ii) the Debt Payoff Amount and (iii) all related fees and expenses of Buyer and Merger Sub, in the case of each of clauses (i) through (iii), required to be paid by Buyer or Merger Sub in cash on the Closing Date pursuant to this Agreement (such amount, the “Required Amount”).

(d)               Buyer and Merger Sub acknowledge and agree that neither the obligations of Buyer or Merger Sub under this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement are contingent on the availability or the receipt by Buyer or Merger Sub of any third party financing (including the Financing) or the proceeds thereof.

Section 4.06        No Brokers. Except for Lazard Ltd., whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that might be entitled to any fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Buyer or Merger Sub or their respective Affiliates.

Section 4.07        No Overlap. Neither Buyer nor any of its Affiliates owns any interest in any Person that derives a substantial portion of its revenues from products, services or lines of business within the Acquired Companies’ principal products, services or lines of business that would reasonably be expected to impede or delay the expiration or termination of the waiting period under the HSR Act, or any other applicable foreign antitrust and competition laws.

Section 4.08        Solvency. Neither Buyer nor Merger Sub is entering into the Transaction Documents to which it is or will be a party with the intent to hinder, delay or defraud the creditors of the Acquired Companies. Assuming that, (a) the conditions to the obligations of Buyer and Merger Sub set forth in Section 9.01 and Section 9.02 have been satisfied or validly waived, (b) the representations and warranties of the Company in ARTICLE 3 are true, correct and accurate in all material respects and (c) any estimates, projection or forecasts prepared by or on behalf of the Company have been prepared in good faith based on assumptions that were, at the time, reasonable, then immediately after giving effect to the Merger and the other Contemplated Transactions (including the Financing or any other financing in connection with the Closing), the Surviving Corporation and each of its Subsidiaries, on a consolidated basis, will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation or its Subsidiaries. As used herein, “Solvent” means, with respect to any Person, that as of the relevant time of determination, both (a) (i) the sum of such Person’s debts (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets, (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date or with respect to any transaction contemplated to be undertaken after the Closing Date, and (iii) such Person has not incurred and does not intend to incur debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise), and (b) such Person is “solvent” within the meaning given that term and similar terms under Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute, and Applicable Law relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that will reasonably be expected to become an actual or matured liability.

Section 4.09        Acknowledgements of Buyer and Merger Sub. Notwithstanding anything contained in this Agreement to the contrary, Buyer and Merger Sub acknowledge and agree that neither the Company, the Stockholders, nor any other Person is making any representations or warranties whatsoever, express or implied, at law or in equity, beyond those expressly given in ARTICLE 3 (as modified by the Disclosure Schedules) or the Transaction Documents, and any representations or warranties other than those set forth in ARTICLE 3 (as modified by the Disclosure Schedules) and the Transaction Documents are hereby disclaimed. Buyer and Merger Sub hereby acknowledge and agree to such disclaimer of any representations or warranties beyond those expressly given in ARTICLE 3 (as modified by the Disclosure Schedules) or the Transaction Documents. Buyer and Merger Sub acknowledge and agree that, except for the representations and warranties contained in ARTICLE 3 (as modified by the Disclosure Schedules) and the Transaction Documents, the assets and the business of the Acquired Companies are being transferred on a “where is” and, as to condition, “as is” basis. Buyer and Merger Sub further acknowledge that none of the Acquired Companies or any of their Affiliates, the Stockholders, nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Acquired Companies or the Contemplated Transactions, including in respect of the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in ARTICLE 3 (as modified by the Disclosure Schedules) and the Transaction Documents, and none of the Acquired Companies, the Stockholders or any other Person will have or be subject to any Liability to Buyer, Merger Sub or the Acquired Companies following the Closing or any other Person resulting from the provision to Buyer or Merger Sub or their respective Affiliates or Representatives of any such information, including any confidential memoranda distributed by or on behalf of the Acquired Companies relating to the Acquired Companies or any Stockholders or other publications or data room information provided to Buyer, Merger Sub or their respective Representatives, or any other document or information in any form provided to Buyer, Merger Sub or their respective Representatives in connection with the Agreement and the Contemplated Transactions, except in the case of actual fraud. Buyer and Merger Sub acknowledge and agree that they have conducted to their satisfaction, their own independent investigation of the condition, operations and business of the Acquired Companies and, in making its determination to proceed with the Contemplated Transactions, Buyer and Merger Sub have relied on the results of their own independent investigation. Buyer and Merger Sub acknowledge that they are informed and sophisticated Persons, and have engaged advisors experienced in the evaluation and purchase of companies such as the Acquired Companies as contemplated hereunder.

ARTICLE 5
Covenants of the Company

Section 5.01        Conduct of the Company. From the date hereof until the Effective Time, except (i) as disclosed on Section 5.01 of the Disclosure Schedules, (ii) as required by Applicable Law or for COVID-19 Actions (so long as the Company keeps Buyer reasonably informed of, and to the extent reasonably practicable, consults with Buyer prior to taking of any material COVID-19 Actions), (iii) as required by the terms of this Agreement or the other Transaction Documents or the Epoxy Sale Documents, including, for the avoidance of doubt, as required by the Restructuring (as defined in the Epoxy SPA) or (iv) with the prior written consent of Buyer (which consent will not be unreasonably withheld, delayed or conditioned), the Company:

(a)               will conduct the Business of the Acquired Companies in the ordinary course of business consistent with past practices in all material respects;

(b)               will use reasonable best efforts to (i) preserve intact its present business organization and material business relationships with Governmental Authorities, employees, customers, suppliers, creditors, lessors and other business partners, (ii) maintain in effect all of its material Permits, and (iii) continue to make capital expenditures in accordance with the capital expenditures budget attached to Section 5.01(b) of the Disclosure Schedules (the “Capex Budget”);

(c)               without limiting the generality of the foregoing, will not, and shall cause its Subsidiaries not to:

(i)                 adopt any change in the Organizational Documents of the Acquired Companies (whether by amendment, merger, consolidation or otherwise);

(ii)              split, combine, reclassify, or amend the terms of any Company Securities;

(iii)            change the number of outstanding shares of Common Stock by reason of any reclassification, recapitalization, reorganization, stock split, subdivision or combination, exchange or readjustment of Common Stock;

(iv)             grant, encumber, transfer, pledge, issue, sell or dispose of any Company Securities (other than any issuance of Shares, Warrants or cash upon the settlement of any Company RSUs, Company PSUs, Company RCUs or Company PCUs that are outstanding as of the date of this Agreement and disclosed in Section 3.04(c) of the Disclosure Schedules, or exercise of any Warrants that are outstanding on the date of this Agreement, in accordance with the terms of those Company RSUs, Company PSUs, Company RCUs, Company PCUs or Warrants as in effect on the date hereof, as applicable);

(v)               repurchase, redeem or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Company Securities;

(vi)             declare, set aside, issue, make or pay, or set a record date for, any dividend or other distribution of cash, stock, property or other assets to any holders of Company Securities in their capacities as such (other than dividends or distributions between wholly owned Acquired Companies);

(vii)          (A) acquire any stock or business of any Person (whether by merger, sale of stock, sale of assets or otherwise), (B) invest in any Person or (iii) acquire any assets other than supplies in the ordinary course of business consistent with past practice;

(viii)        sell, lease, license, allow to expire or otherwise dispose of any business or material assets (other than Intellectual Property) (whether by merger, sale of stock, sale of assets or otherwise), except (A) pursuant to existing Contracts or commitments, (B) disposition of obsolete equipment or (C) inventory in the ordinary course of business;

(ix)             merge or consolidate with any Person, form any Subsidiary or other Person or liquidate, dissolve or effect or adopt a plan of a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization in any form of transaction;

(x)               enter into, amend or modify in any material respect, voluntarily terminate, renew or fail to renew (if any Acquired Company has a right to renew) any Material Contract or any contract that, if entered into as of or prior to the date hereof, would constitute a Material Contract, in each case (other than in the case of any Material Contract of the type set forth in Sections 3.16(a)(iv), (a)(viii), (a)(ix) or (a)(xii)) except in the ordinary course of business consistent with past practice;

(xi)             waive, release or assign any material rights, claims or benefits, except in the ordinary course of business consistent with past practice;

(xii)          create or otherwise incur any Lien on any material asset other than Permitted Liens, except as expressly permitted under the Credit Facilities and in the ordinary course of business;

(xiii)        other than as required by the existing terms of any Employee Plan in effect as of the date hereof or as required by Applicable Law, (A) increase the compensation of any current or former Service Provider, other than ordinary course annual increases in base salaries or base wages to Service Providers with an annual base compensation less than $250,000 (or local currency equivalent), with such annual increases in base salary and base wages not to exceed 4% in the aggregate and 8 % per Service Provider, (B) increase the benefits of any current or former Service Provider or establish, adopt, materially amend or terminate any Employee Plan (or any arrangement that would be an Employee Plan if in effect on the date hereof), in each case except for changes to Employee Plans that are group health or welfare plans during the annual renewal or open enrollment cycle made in the ordinary course of business consistent with past practice, (D) hire or engage any Service Provider earning annual base compensation of more than $250,000 (or local currency equivalent), (E) terminate, furlough, or temporarily layoff the employment or engagement of any Service Provider earning annual compensation of more than $250,000 (or local currency equivalent) other than for cause, or (F) grant any new, or accelerate the payment, vesting, or funding of, any severance, change in control, retention, equity or equity-based award or any other compensation or benefit under an Employee Plan or otherwise;

(xiv)         (A) materially modify, extend, terminate or enter into any Collective Bargaining Agreement, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Business Employees;

(xv)           commence, institute, terminate or settle, or offer or propose to settle, any claim, (A) with amounts at stake greater than $1,000,000 individually or $3,000,000 in the aggregate or (B) related to the Contemplated Transactions,;

(xvi)         make, authorize or incur any payment of, or accrual or commitment for, capital expenditures in excess of $1,000,000 individually or $3,000,000 in the aggregate, except as contemplated by the Capex Budget;

(xvii)      create, incur, assume, otherwise voluntarily become liable with respect to, refinance or prepay any Debt, other than leases required to be capitalized in accordance with GAAP and revolving loans under the Credit Facilities, in each case, in the ordinary course of business consistent with past practice;

(xviii)    make any loan, advance or capital contribution to any Person, or investment in any other Person, other than (i) advances to employees for business expenses to be incurred in the ordinary course of business consistent with past practice, (ii) transactions with customers on credit in the ordinary course of business consistent with past practice, (iii) pursuant to Material Contracts as in effect on the date hereof or (iv) between wholly owned Acquired Companies in the ordinary course of business consistent with past practice;

(xix)         change its financial accounting methods, principles, policies or procedures, or the application thereof, except as (A) required by concurrent changes in GAAP or (B) as required by Applicable Law;

(xx)           change its cash management practices or its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, acceptance of customer deposits or any other aspect of its management of working capital, except as (A) required by concurrent changes in GAAP or (B) as required by Applicable Law;

(xxi)         make, change or revoke any material Tax election or material method of Tax accounting, settle or compromise any material Tax claim, audit or assessment, enter into any closing agreement with respect to material Taxes, or file any material amended Tax Return, except, in each case, in the ordinary course of business;

(xxii)      sell, lease, license, sublicense, modify, terminate, abandon, permit to lapse, otherwise transfer or dispose of, or create or incur any Lien (other than Permitted Liens) on, any material Owned Intellectual Property, except (A) pursuant to existing Contracts listed in Section 3.16(a)(xvi) of the Disclosure Schedule or (B) non-exclusive licenses granted in the ordinary course of business;

(xxiii)    fail to maintain in full force and effect, cancel or terminate any material insurance policy, reduce the amount of any insurance coverage provided thereunder or fail to file claims in a timely manner as required under any insurance policy with respect to material matters or material occurrences for which it has coverage;

(xxiv)     amend, modify, terminate or waive any rights or obligations under the Epoxy Sale Documents, other than amendments, modifications and waivers that would be permitted under Section 5.01(c)(xxv) below;

(xxv)       execute any agreements related to the Epoxy Sale that deviate from the applicable agreed form or term sheet included in the Epoxy Sale Documents in a manner that is materially adverse to the Business (it being understood that the Company shall reasonably consult with Buyer from time-to-time in connection with negotiations of any agreements related to the Epoxy Sale Documents but will not be obligated to implement or agree to any of Buyer’s comments so long as the Company is acting in good faith);

(xxvi)     enter into any new line of business outside its existing business as of the date of this Agreement; or

(xxvii)  agree, authorize or commit to do any of the foregoing.

(d)               Other than the right to consent or withhold consent with respect to the foregoing matters (which consent, for the avoidance of doubt, and as provided above, will not be unreasonably withheld, delayed or conditioned), nothing contained in this Agreement will give to Buyer, directly or indirectly, any right to control or direct the operation of any of the Acquired Companies prior to the Closing.

Section 5.02        Access to Information.

(a)               From the date hereof until the Effective Time, upon reasonable notice, the Company will (and will cause its Subsidiaries to) (i) give Buyer, its counsel, financial advisors, Debt Financing Sources, auditors and other authorized Representatives reasonable access to the employees, offices, representatives, properties, assets, books and records of the Acquired Companies and (ii) furnish to Buyer, and its counsel, financial advisors, Debt Financing Sources, auditors and other authorized representatives, such financial, tax and operating data and other information relating to the Company or each of its Subsidiaries as such Persons may reasonably request; provided, however, that any such access or furnishing of information will be conducted at Buyer’s expense, during normal business hours, under the supervision of the Company’s personnel and in such a manner that does not unreasonably or materially interfere with the business of the Acquired Companies. Notwithstanding anything to the contrary set forth in this Agreement, (A) no such Person will have access (x) to personnel records of the Company and any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in the Company’s good faith opinion the disclosure of which would reasonably be expected to expose any Acquired Company to material liability or (y) for purposes of conducting any invasive environmental sampling or testing, and (B) the Company will not be required to disclose to Buyer or its counsel, financial advisors, auditors and other authorized Representatives any information if doing so (x) would violate any contract or Applicable Law to which any Acquired Company is a party or is subject or (y) it believes in good faith based on advice of counsel would result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges) (except that, prior to withholding any such information, the Company shall notify Buyer in writing of the nature of the information being withheld and use reasonable best efforts to take any actions as may reasonably be requested by Buyer to implement alternate arrangements (including entering into confidentiality agreements or joint defense agreements, obtaining the consent of third parties, redacting parts of documents or preparing “clean” summaries of information) in order to allow Buyer access to such information to the fullest extent reasonably practicable under the circumstances). Buyer hereby acknowledges and agrees that all information and access provided hereunder shall be subject to the terms and conditions of that certain Confidentiality Agreement, dated as of August 20, 2021, by and between American Securities LLC and the Issuer (the “Confidentiality Agreement”) and that Buyer will abide by the terms of the Confidentiality Agreement with respect thereto.

Section 5.03        Financing Cooperation.

(a)               From the date hereof until the Effective Time and the consummation of the Closing, the Company shall (x) furnish to Buyer, as promptly as reasonably practicable, the Required Information and (y) use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, promptly provide all cooperation in connection with the arrangement of the Debt Financing as is customary for financings of the type contemplated by the Debt Commitment Letter and as may be reasonably requested by Buyer and the satisfaction of the conditions precedent to the funding of the Debt Financing. Such reasonable best efforts shall include:

(i)                 furnishing to Buyer any pertinent or customary financial or operating information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer in connection with the arrangement of the Debt Financing, including to provide as promptly as practicable after January 1, 2022, unaudited management prepared “flash” or preliminary financial statements of the Company and its Subsidiaries (including balance sheets and related statements of operations, with respect to the financial position of the Company) as of, and for the fiscal year ending, December 31, 2021 presented in accordance with GAAP (it being understood that such financial statements shall be subject to customary disclaimers and adjustments for the Company’s year-end accounting procedures) (the “Flash Financials”);

(ii)              taking appropriate steps (including by making an 8-K filing) to disclose publicly the Flash Financials so as to ensure that the Flash Financials do not constitute “material non-public information” (within the meaning of the United States federal securities laws with respect to the Company and its Subsidiaries and securities);

(iii)            participating in (and causing necessary members of management of the Company and its Subsidiaries with appropriate seniority to participate in) a reasonable number of meetings, due diligence sessions, presentations and sessions with prospective financing sources, investors and ratings agencies (including a version of the marketing materials that does not contain any material non-public information with respect to the Company and its Subsidiaries);

(iv)             reasonably cooperating with Buyer’s marketing efforts in connection with the Debt Financing, including delivering customary authorization letters and assisting with the preparation of materials for bank information memoranda, lender presentations and other similar documents or marketing materials to be used in connection with the arrangement of the Debt Financing (including a version of the marketing materials that does not contain any material non-public information with respect to the Company and its Subsidiaries) (and for the avoidance of doubt, the Company’s cooperation may require public disclosure of segment financial information with respect to the fiscal year ended December 31, 2019 previously prepared by the Company and made available in the data room prior to the date hereof such that they may be included in any such “public”-side marketing materials);

(v)               assisting Buyer in obtaining any corporate or facility ratings from any ratings agencies contemplated by Debt Financing, including by assisting with the preparation of materials for rating agency presentations in connection with the Debt Financing;

(vi)             taking, on the Closing Date, corporate actions to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation at the Effective Time;

(vii)          furnishing, at least four (4) Business Days prior to the Closing, such documentation and information as is reasonably requested in writing by the Buyer at least nine (9) days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (as defined in the Debt Commitment Letter);

(viii)        assisting with the preparation of any definitive agreements to be entered into in connection with the Debt Financing as may be reasonably requested by Buyer, including by providing information concerning the Company and its Subsidiaries for the completion of any schedules, exhibits or annexes thereto;

(ix)             executing and delivering, on the Closing Date, any customary credit agreements, pledge and security documents, guarantees or other definitive financing documents or other requested certificates, including a customary solvency certificate duly executed by the chief financial officer of the Surviving Corporation;

(x)               reasonably facilitating the pledging of collateral, including any possessory collateral;

(xi)             cooperating with, and taking all actions reasonably requested by, Buyer in order to facilitate the termination and payoff of the commitments under the Credit Facilities at Closing upon or simultaneously with the funding of the Debt Financing (including, upon such funding, (w) the repayment in full of all obligations then outstanding thereunder, (x) the release of all encumbrances, security interests and collateral, (y) the termination of all guaranties and the agreements evidencing subordination in connection therewith and (z) the termination or replacement of all letters of credit outstanding thereunder, in each case at the Closing), and arranging for delivery to Buyer of payoff letters (including the Debt Payoff Letter), lien terminations and other instruments of discharge in customary form and substance from the administrative agent or other similar agents under the Credit Facilities;

(xii)          permitting the Debt Financing Sources to examine, evaluate, assess and audit the Company and its Subsidiaries, including their respective assets, cash management, borrowing base, and accounting systems, policies and procedures related thereto;

(xiii)        facilitating the closing of the asset-based revolving credit facility as necessary and reasonably requested by Buyer, including by facilitating obtaining third-party appraisals and field examinations, and assisting in providing a reasonably detailed calculation of the borrowing base prior to the Closing Date and facilitating the setting up accounts and systems as required by the lenders under the asset-based revolving credit facility;

(xiv)         assisting Buyer in benefiting from the existing lending relationships of the Company and its Subsidiaries; and

(xv)           as promptly as practicable, taking into account the anticipated timing of the Marketing Period, updating the financial statements and information described in clauses (a) and (b), respectively, of the definition of “Required Information” so that such financial statements or information do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such financial statements or information not misleading in light of the circumstances in which it was made.

(b)               Notwithstanding the foregoing, nothing in Section 5.03(a) shall require the Company or any of its Subsidiaries or any of their respective directors, officers, managers or employees to:

(i)                 take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in ARTICLE 9 to fail to be satisfied by the Outside Date or otherwise result in a breach of this Agreement or any other material Contract to which any Acquired Company is a party or otherwise bound as of the date hereof;

(ii)              take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any of its Subsidiaries’ Organizational Documents or any Applicable Law;

(iii)            take any action to the extent such action would unreasonably interfere with the business or operations of the Company or its Subsidiaries;

(iv)             execute, deliver or perform any letter, agreement, document or certificate in connection with the Debt Financing (except the authorization letters referenced in clause (a) above, customary notices of prepayment in respect of each Credit Facility or customary borrowing notices in respect of the Debt Financing) that would be effective prior to the occurrence of the Closing;

(v)               take or approve any corporate action (including adopting any resolutions) approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless (x) Buyer shall have determined that the directors, officers, managers and employees taking or approving such corporate action are to remain as directors, officers, managers and employees of the Company or its applicable Subsidiary on and after the Effective Time and (y) such corporate action (including any such resolutions) is contingent upon the occurrence of, or only effective as of, the Effective Time;

(vi)             pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date; or

(vii)          provide any legal opinion or other opinion of counsel or any information that would, in its good faith opinion, result in a violation of Applicable Law or loss of attorney-client privilege prior to the Closing Date in connection with the Debt Financing.

(c)               Buyer (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.03; provided that such reimbursement shall not include costs and expenses incurred in connection with the preparation of any financial statements or data that would be prepared by the Company in the ordinary course of business notwithstanding the provisions of this Section 5.03; and (ii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, Damages, claims or out-of-pocket costs or expenses directly or indirectly suffered or incurred by any of them of any type in connection with the arrangement and consummation of any Debt Financing and any information used in connection therewith, except to the extent such losses, Damages, claims, costs or expenses (x) arise from the Willful Breach of this Agreement by the Company, its Subsidiaries or their respective Representatives or (y) result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives.

(d)               The parties hereto acknowledge and agree that the provisions contained in this  Section 5.03 represent the sole obligation of the Acquired Companies and their respective Affiliates and Representatives with respect to cooperation in connection with the arrangement of the Debt Financing Buyer and the Company agree that, if in connection with Buyer’s (i) amendment, supplement, modification or waiver of the Debt Commitment Letter or (ii) execution of an Alternative Financing Commitment Letter or otherwise obtaining any Alternative Financing, the scope of the assistance required under this Section 5.03 as compared to the assistance that would be required or expected to be required in connection with the Debt Commitment Letter as in effect on the date hereof and the related Debt Financing is changed or expanded in any respect that is materially more burdensome to the Company, the Company shall be deemed to have complied with this Section 5.03 if the Company has provided Buyer with the assistance that would otherwise be required under this Section 5.03 with respect to the Debt Commitment Letter as in effect on the date hereof and the related Debt Financing (but applied to the financing contemplated by such amended, supplemented, modified, replaced or waived Debt Commitment Letter or such Alternative Financing, as applicable), in each case without giving effect to any such amendment, supplement, replacement, substitution, modification or waiver or Alternative Financing Commitment Letter or Alternative Financing, as applicable, to the extent that the scope of assistance required is changed or expanded in a manner materially more burdensome to the Company). Notwithstanding anything to the contrary, the condition precedent set forth in Section 9.02(b), as it applies to the Company’s obligations under this Section 5.03, shall be deemed satisfied unless (i) the Debt Financing has not been obtained in substantial part as a result of a material breach by the Company’s obligations under this Section 5.03 and (ii) Buyer has notified the Company of such material breach in writing a reasonably sufficient amount of time prior to the Closing to afford the Company with a reasonable opportunity to cure such material breach.

Section 5.04        No Solicitation.

(a)               The Company and its Subsidiaries shall not, and shall direct (and not authorize or permit) its or their Representatives to, directly or indirectly, (i) solicit, initiate or knowingly take any actions to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate in any way with any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Buyer the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

(b)               Exceptions. Notwithstanding Section 5.04(a), at any time prior to the receipt of the Stockholder Approval:

(i)                 the Company, directly or indirectly, through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any third party and its Representatives that has made after the date of this Agreement a bona fide Acquisition Proposal that was not solicited in breach of this Agreements and that the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and financial advisors, would be expected to lead to a Superior Proposal and (B) furnish to such third party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Buyer) with such third party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that (1) such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such information (to the extent that such information has not been previously provided or made available to Buyer) is provided or made available to Buyer, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party; and

(ii)              Subject to compliance with Section 5.04(d), the Board of Directors of the Company may make an Adverse Recommendation Change following receipt of a Superior Proposal that was not solicited in breach of this Agreement;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 5.04 or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(c)               Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 5.04(b) unless the Company shall have delivered to Buyer a prior written notice advising Buyer that it intends to take such action. In addition, the Company shall notify Buyer promptly (but in no event later than two Business Days) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including of the material terms and conditions thereof, and shall inform Buyer as to the status (including changes to the material terms)

of such Acquisition Proposal. The Company shall also notify Buyer promptly (but in no event later than two Business Days) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that may be considering making, or has made, an Acquisition Proposal.

(d)               Last Look. The Board of Directors of the Company shall not make an Adverse Recommendation Change, unless (i) the Company promptly notifies Buyer, in writing at least five Business Days (it being understood and agreed that any amendment to the financial terms or other material terms of a Superior Proposal shall require a new written notification from the Company and a new notice period under this Section 5.04(d), except that such new notice period shall be for three Business Days (as opposed to five Business Days)) before taking that action, of its intention to do so, attaching, in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement (in an unredacted form) under which such Superior Proposal is proposed to be consummated, as well as any relevant ancillary agreement, and the identity of the third party making the Acquisition Proposal and (ii) at the end of such five or three Business Day period, the Board of Directors of the Company, after negotiating in good faith and considering in good faith any revisions or adjustments to the terms and conditions of this Agreement offered in writing by Buyer, within such five or three Business Days period if applicable, continues to determine in good faith, after consultation with outside legal counsel, that the failure to make such Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(e)               Definitions. For purposes hereof: (i) “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company and its Subsidiaries, or any acquisition of any material equity interest in, or a substantial portion of the assets of, the Company and its Subsidiaries determined on a consolidated basis, other than the Contemplated Transactions; provided that “Acquisition Proposal” shall not include the consummation of the Epoxy Sale Transactions or any matters relating to the Epoxy SPA; (ii) “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal for 50.1% or more of the equity interest or assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith, after considering the advice of its outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account all financing, regulatory, legal and other aspects of such proposal (including the identity of the purchasers), are more favorable from a financial point of view to the Stockholders than as provided hereunder.

(f)                Obligation to Terminate Existing Discussions. The Company and its Subsidiaries shall immediately cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with or any access granted to any other Person with respect to any Acquisition Proposal (other than with Buyer or its Representatives and agents and any other Person that Buyer designates), and shall terminate any such Person’s access to nonpublic information through a virtual data room or otherwise and require that such Person destroy or return all nonpublic information regarding the Acquired Companies in accordance with and subject to the Company’s confidentiality agreement with such person.

Section 5.05        Repayment of Indebtedness. No later than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to Buyer a copy of the Debt Payoff Letter.

Section 5.06        Resignations. The Company shall cause to be delivered to Buyer resignations, effective as of the Closing, of any officer or member of the board of directors of the Company (solely from his or her capacity as an officer or member of the board of directors of the Company) requested by Buyer at least two (2) Business Days prior to the Closing Date.

Section 5.07        Stockholder Approval.

(a)               Unless there is a Stockholder Meeting Election, the Company shall use reasonable best efforts to cause all of the Supporting Holders to deliver, as promptly as reasonably practicable and in any event by January 31, 2022 (the “Deadline”), duly executed signatures to a stockholder written consent, in form reasonably acceptable to Buyer, providing for the adoption and approval of this Agreement, the Merger and the Contemplated Transactions (the “Requisite Stockholder Written Consent”) in respect of the applicable Covered Shares by all of the Supporting Holders in accordance with Section 228 of the DGCL. As promptly as practicable (but in any event no later than fifteen (15) days) following the execution and delivery of the Requisite Stockholder Written Consent, the Company shall prepare and deliver to each Stockholder that did not execute the Requisite Stockholder Written Consent an information statement (the “Information Statement”) containing notice of the Requisite Stockholder Written Consent and such other information as may be required to be included therein by Applicable Law (including Sections 228(e) and 262 of DGCL). Buyer and its counsel shall be given a reasonable opportunity to review and comment on the Information Statement and any amendment or supplement thereto before they are mailed to such Stockholders, and the Company shall consider in good faith all comments of Buyer and its counsel in connection therewith; provided, however, that Buyer shall in no way be responsible for any of the content of the Information Statement, except for information supplied in writing by or on behalf of Buyer expressly for inclusion therein.

(b)               (i) Upon the written request of Buyer that the Company, in lieu of taking the actions contemplated by Section 5.07(a), instead take the actions contemplated by this Section 5.07(b) (a “Stockholder Meeting Election”) or (ii) in the event the Requisite Stockholder Written Consent is not obtained by the Deadline (unless such deadline is extended by mutual consent), the Company shall take all action necessary in accordance with Applicable Laws and the Company’s Organizational Documents to duly give notice of, convene and hold a meeting of the Stockholders, to be held as promptly as practicable, to vote on the adoption and approval of this Agreement, the Merger and the Contemplated Transactions (the “Stockholder Meeting”). In furtherance of the foregoing, the Company shall prepare and deliver to each Stockholder a proxy statement (the “Proxy Statement”) containing notice of the date of the Stockholder Meeting and such other information as may be required to be included therein by Applicable Law. Buyer and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and any amendment or supplement thereto before they are mailed to Stockholders, and the Company shall consider in good faith all comments of Buyer and its counsel in connection therewith; provided, however, that Buyer shall in no way be responsible for any of the content of the Proxy Statement, except for information supplied in writing by or on behalf of Buyer expressly for inclusion therein.

Subject to Section 5.04, the Company will include the Company Board Recommendation in the Proxy Statement and will use commercially reasonable efforts to obtain the Stockholder Approval.

(c)               The Information Statement and the Proxy Statement, as applicable, on the date each is first mailed to the Stockholders (and, in the case of the Proxy Statement, at the time of the Stockholders Meeting) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. The Information Statement and the Proxy Statement, as applicable, will comply as to form in all material respects with the requirements of Applicable Law. Notwithstanding the foregoing, any obligations of the Company with respect to this Section 5.07(c) do not extend to statements made or incorporated by reference in the Information Statement and the Proxy Statement, as applicable, based on information supplied in writing by or on behalf of Buyer expressly for inclusion therein.

(d)               The Company agrees that its obligations pursuant to this Section 5.07 shall not be affected by any Adverse Recommendation Change; provided that, if an Adverse Recommendation Change shall have occurred in compliance with this Agreement, nothing in this Section 5.07 shall be deemed to prohibit the Company from making any statement or disclosure in furtherance of the Superior Proposal (if any) that gave rise to that Adverse Recommendation Change.

Section 5.08        RWI Policy. From the date hereof until the earlier of (i) the Effective Time and the consummation of the Closing, (ii) the termination of this Agreement or (iii) the binding of such RWI Policy, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, cooperate with Buyer in connection with Buyer negotiating and binding a representation and warranty policy (the “RWI Policy”). Such reasonable best efforts shall include participating in a reasonable number of meetings and due diligence sessions and promptly and accurately responding to written diligence requests made with respect to the RWI Policy. If Buyer or any of its Affiliates acquires the RWI Policy, Buyer shall cause the RWI Policy to expressly provide that the insurer thereunder (a) waives, and agrees not to pursue, directly or indirectly, any subrogation rights against any holder of Company Securities with respect to any claim made by any insured thereunder and (b) agrees that Buyer shall have no obligation to pursue any claim against such holder in connection with any loss thereunder. Buyer shall not, either prior to or following the Closing, amend, terminate or modify the RWI Policy in a manner that would adversely affect such holders. Buyer shall be solely responsible for any and all of the fees, costs and expenses (including, without limitation, premiums, diligence fees, deductibles, broker fees and retentions) related to obtaining the RWI Policy.

Section 5.09        Existing Notes.

(a)               With respect to the 7.875% Senior Notes due 2027 (the “Existing Notes”), issued pursuant to the indenture, dated as of July 1, 2019 (the “Indenture”), by and among Hexion Inc. (the “Issuer”), the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Trustee”), between the date of this Agreement and the Effective Time;

(i)                 (A) the Company shall use commercially reasonable efforts to take any actions reasonably requested by Buyer to commence, as promptly as practicable following receipt of written instructions from Buyer, one or more offers to purchase, including any “Change of Control Offer” and/or any tender offer, and, as applicable, related consent solicitations with respect to the Existing Notes specified by Buyer in writing (each, an “Offer”), containing such customary terms and conditions (which terms and conditions shall be in compliance with applicable Law and the Indenture) as are reasonably determined by Buyer and reasonably acceptable to the Company; provided that the Company shall not be required to commence any Offer until Buyer shall have provided the Company all necessary and appropriate documentation in connection with such Offer, including an offer to purchase, letters of transmittal and other related documents (collectively, the “Offer Documents”); provided, further, Buyer shall consult with the Company and afford the Company a reasonable opportunity to review the Offer Documents and the material terms and conditions of the Offer, and Buyer shall consult with the Company regarding the timing and commencement of the Offers and any early tender or early consent deadlines for the Offer in light of the regular financial reporting schedule of the Company; (B) the Company shall use its reasonable best efforts to promptly assist with any change to the terms and conditions of any Offer reasonably requested by Buyer; (C) the Company shall waive any of the conditions relating to an Offer as may be reasonably requested by Buyer in writing so long as such waiver would not cause any Offer to violate applicable Law and shall not, without the written consent of Buyer, waive any condition to any Offer or make any changes to any Offer other than the conditions that any Offer is conditioned on the Effective Time occurring as provided in Section 5.09(a)(iii), as required in the reasonable judgment of the Company to comply with applicable Law or the Indenture and as agreed between Buyer and the Company; (D) the Company shall, at Buyer’s direction, use commercially reasonable efforts to engage one or more dealer manager(s), solicitation agent(s) and one or more information agent(s) designated by Buyer and shall use its reasonable best efforts to enter into customary agreements with such parties; (E) the Company shall use commercially reasonable efforts to timely furnish the dealer manager(s), solicitation agent(s) and information agent(s) with such officers’ certificates, legal opinions and other documentation reasonably requested by the dealer manager(s), solicitation agent(s) and information agent(s) in connection with each Offer; (F) the Company shall also use its reasonable best efforts to cause the Trustee to cooperate with Buyer to facilitate each such Offer; and (G) promptly following any consent date specified in the Offer Documents, assuming the requisite consents are received, the Company shall execute a supplemental indenture to the Indenture, which supplemental indenture shall implement, subject to and conditioned upon the consummation of the Merger, the amendments described in the Offer Documents and shall become operative upon acceptance of the Existing Notes for payment pursuant to the applicable Offers concurrently with the Effective Time; provided, that notwithstanding the fact that a supplemental indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until the Effective Time has occurred and all conditions to the Offer have been satisfied or (subject to approval by Buyer) waived by the Company in accordance with the terms hereof; provided, further, that the form and substance of the supplemental indentures shall be reasonably satisfactory to Buyer and the Company; and

(ii)              (A) the Company shall, at Buyer’s written request, use commercially reasonable efforts to take any actions reasonably requested by Buyer to facilitate the redemption, satisfaction and discharge and/or defeasance of the Existing Notes on or following the Effective Time; (B) at Buyer’s written request, the Company shall use commercially reasonable efforts to promptly prepare, and provide Buyer with a reasonable opportunity to review and comment on, drafts of the definitive documentation for any such redemption; (C) if Buyer elects, Buyer shall prepare such documentation, including the notices of redemption (each, a “Redemption Notice”) with respect to the Existing Notes pursuant to the requisite provisions of the Indenture; provided that Buyer shall afford the Company a reasonable opportunity to review such documents, including the Redemption Notice; (D) the Company shall, at the direction of Buyer, use its reasonable best efforts to give, and cause the Trustee under the Indenture to give, any such Redemption Notice, and any other applicable notices, to holders of the Existing Notes on the Company’s behalf, in each case in accordance with the Indenture, and shall timely provide the Trustee and/or holders with such officers’ certificates, legal opinions (to the extent requested by the Trustee) and other documentation reasonably requested by the Trustee and/or holders in connection therewith; (E) the Company shall, at the written request of Buyer, take such actions, in each case, as are required by it pursuant to the terms of the Indenture to effect each such redemption (each, a “Redemption”) and facilitate the satisfaction and discharge and/or defeasance of such Indenture in connection with such Redemption at or following the Effective Time, to the extent such satisfaction and discharge and/or defeasance are permitted by such Indenture (such satisfaction and discharge and/or defeasance, a “Discharge”) (it being understood that in no event shall the Company be required to deliver any notices to redeem, repurchase, satisfy, discharge or defease any Existing Notes which notice is not conditional on the occurrence of the Effective Time); and (F) the Company shall also use its reasonable best efforts to cause the Trustee for the Existing Notes to cooperate with Buyer to facilitate each such Redemption and Discharge.

(iii)            Notwithstanding the foregoing: (A) the Company shall not be required to consummate an Offer, Redemption or Discharge prior to the Effective Time; (B) the consummation of any Offer, Redemption or Discharge shall not occur prior to the Effective Time; and (C) the consummation of any Offer, Redemption or Discharge shall not be a condition to Closing. The Company shall consult with the Buyer (and the Buyer shall be permitted to consult with the Debt Financing Sources) in connection with any Offer, Redemption or Discharge and use commercially reasonable efforts to afford the Buyer (and the Buyer shall afford the Debt Financing Sources) a reasonable opportunity to review any terms and conditions thereof that may impact the marketing of the Debt Financing.

(b)               Buyer (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section

5.03; provided that such reimbursement shall not include costs and expenses incurred in connection with the preparation of any financial statements or data that would be prepared by the Company in the ordinary course of business notwithstanding the provisions of this Section 5.03; and (ii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, Damages, claims or out-of-pocket costs or expenses directly or indirectly suffered or incurred by any of them of any type in connection with the arrangement and consummation of any Offer, Redemption or Discharge and any information used in connection therewith, except to the extent such losses, Damages, claims, costs or expenses (x) arise from the Willful Breach of this Agreement by the Company, its Subsidiaries or their respective Representatives or (y) result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives.

Section 5.10        Ex-U.S. Financing Documents.

(a)               The Company shall, and shall cause its Subsidiaries to, to the extent requested by Buyer, use reasonable best efforts to obtain any consents (or waivers of events of default, as applicable) under the agreements set forth on Section 5.10 of the Disclosure Schedules from the counterparties thereto (or such other party as may be required under such contract) which are reasonably likely to be triggered (as reasonably determined by Buyer in good faith in consultation with the Company) as a result of the Contemplated Transactions (“Ex-US Bank Consents”).

(b)               With respect to any Ex-US Bank Consents which the Company is not able to obtain, notwithstanding the use of reasonable best efforts, if requested by Buyer, the Company shall use reasonable best efforts and shall cause its Subsidiaries to use reasonable best efforts to effect the substitution, replacement, refinancing or termination, as applicable, of the financing arrangements set forth on Section 5.10 of the Disclosure Schedules for which Ex-US Bank Consents have not been obtained.

(c)               Buyer shall (i) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the consents, substitution, replacement, refinancing or termination, as applicable, contemplated by this Section 5.10, and (ii) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, Damages, claims or out-of-pocket costs or expenses directly or indirectly suffered or incurred by any of them of any type in connection with the consents, substitution, replacement, refinancing or termination, as applicable, contemplated by this Section 5.10, except to the extent such losses, Damages, claims, costs or expenses (x) arise from the Willful Breach of this Agreement by the Company, its Subsidiaries or their respective Representatives or (y) result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representative.

ARTICLE 6
Employee Matters

Section 6.01        Maintenance of Compensation and Benefits. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or, if earlier, the termination of employment of such Continuing Employee) (the “Continuation Period”), Buyer shall (or shall cause its Affiliates to) provide each Business Employee who remains employed with the Acquired Companies, Buyer or any of their affiliates immediately following the Closing (such Business Employees, the “Continuing Employees”) (a) an annual base salary or wage rate, as applicable, and target annual cash incentive compensation opportunity that in each case is at least equal to the annual base salary or wage rate, as applicable, and target annual cash incentive compensation opportunity provided to such Continuing Employee as of immediately prior to the Closing Date under the Employee Plans set forth on Section 3.13(a) of the Disclosure Schedule, and (b) other employee benefits (excluding defined benefit pension, nonqualified deferred compensation, post-termination health, retiree health or welfare benefits, equity and equity-based awards, change in control payments, retention payments, or other similar non-recurring compensation (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (excluding the Excluded Benefits) provided by the Acquired Companies to such Continuing Employee immediately prior to the Closing Date. During the Continuation Period, Buyer shall (or shall cause its Affiliates to) provide each Continuing Employee whose employment is terminated by Buyer or any Acquired Company, cash severance pay and other severance benefits that are no less favorable than would have been provided to such Continuing Employee immediately prior to the Closing Date under the applicable Employee Plan set forth on Section 3.13(a) of the Disclosure Schedules.

Section 6.02        Service Credit. Buyer shall (or shall cause its Affiliates to) grant each Continuing Employee full credit for all prior service with the Acquired Companies or any of their respective Affiliates or predecessors of any such entity for all purposes under each employee plan or arrangement sponsored or maintained by Buyer or any of its Affiliates under which such Continuing Employee may be eligible to participate after the Closing for purposes of determining eligibility to participate, vesting, and, with respect to paid-time off or severance only, determining the level of benefits (but excluding any equity-based compensation, non-qualified deferred compensation, or benefit accruals under a defined benefit pension plan or retiree health or welfare plans), to the same extent and for the same purpose such service would be recognized by the Acquired Companies under any analogous Employee Plan immediately prior to the Closing; provided, however, that such credit shall not result in a duplication of benefits. For the avoidance of doubt, Buyer shall (or shall cause its Affiliates to) credit each Continuing Employee with all paid time off accrued and unused by such Continuing Employee through the Closing Date.

Section 6.03        Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Affiliates to):

(a)               use reasonable best efforts to waive all limitations as to pre-existing conditions, exclusions, active employment requirements, waiting periods and requirements to show evidence of good health with respect to participation and coverage requirements applicable to the Continuing Employees (and their eligible dependents) under any health and welfare plans in which the Continuing Employees are eligible to participate on or after the Closing Date to the extent that such limitations were waived or otherwise met under an analogous Employee Plan; and

(b)               in the plan year in which the Closing occurs, provide each Continuing Employee with credit for the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Continuing Employees are eligible to participate on or after the Closing Date.

Section 6.04        Annual Bonuses for Year of Closing. For the fiscal year in which the Closing occurs, the Company shall (or shall cause its Affiliates to) establish an annual cash incentive plan (the “Closing Year Bonus Plan”) in which the Continuing Employees will participate on terms and conditions substantially similar to those set forth in Section 6.04 of the Disclosure Schedules.

Section 6.05        Limitation of Rights. Without limiting the generality of Section 13.10, nothing in this Article 6, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Continuing Employee or current or former Service Provider, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or limit or otherwise restrict the ability of the Buyer or any of its Affiliates (including, after the Closing Date the Acquired Companies) to amend, terminate or modify, any benefit plan, program, agreement or arrangement, or (c) shall create any obligation on the part of the Acquired Companies, Buyer or any of their respective Affiliates to employ any Continuing Employee for any period following Closing.

ARTICLE 7
Covenants of Buyer

Section 7.01        Obligations of Merger Sub and Surviving Corporation. Buyer agrees to cause Merger Sub to perform its obligations under this Agreement. From and after the Effective Time, Buyer agrees to cause the Surviving Corporation to perform its obligations under this Agreement.

Section 7.02        Director and Officer Liability. Buyer will cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)               From and after the Effective Time until the sixth (6th) anniversary thereof, the Surviving Corporation will indemnify and hold harmless the present (as of the Effective Time) and former officers and directors of the Company and each of its Subsidiaries in respect of any acts or omissions by such individuals in such capacities occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by the DGCL and other Applicable Laws and as provided under the certificates of incorporation, bylaws or similar Organizational Documents of the Acquired Companies as in effect on the date hereof and made available by the Company to Buyer prior to the date of this Agreement.

(b)               From and after the Effective Time until the sixth (6th) anniversary thereof, Buyer will cause the Organizational Documents of the Surviving Corporation and its Subsidiaries, or any

successor to the Surviving Corporation or any of its Subsidiaries, to contain provisions that are no less favorable with respect to indemnification, advancement of costs and exculpation of former or present directors and officers than as are set forth in the applicable governing documents of the Acquired Companies as of the date of this Agreement and made available by the Company to Buyer prior to the date of this Agreement.

(c)               Prior to the Effective Time, the Company may continue coverage under its existing director and officer liability insurance policy (or a policy substantially similar thereto) for a period of not less than six (6) years from the Closing (the “D&O Insurance”). Notwithstanding anything to contrary herein, Buyer and the Surviving Corporation will not be required to pay an aggregate premium for such D&O Insurance in excess of three hundred percent (300%) of the amount per annum the Company paid in its last full fiscal year for such D&O Insurance.

(d)               If Buyer, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, will readily assume the obligations set forth in this Section 7.02.

(e)               The rights of each Person subject to indemnification under this Section 7.02 will be in addition to any rights such Person may have under the certificate of incorporation, bylaws or similar Organizational Documents of the Acquired Companies, or under the DGCL or any other Applicable Law or under any agreement of any such Person with any Acquired Company. These rights will survive consummation of the Merger and are intended to benefit, and will be enforceable by, each such Person.

Section 7.03        Financing.

(a)               From the date hereof until the Effective Time and the consummation of the Closing, Buyer and Merger Sub shall use their reasonable best efforts to arrange and obtain the Debt Financing as promptly as practicable after the date hereof, taking into account the anticipated timing of the Marketing Period, including their reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and subject to the conditions contained in the Debt Commitment Letter (including any “flex” provisions applicable thereto) or on other terms and subject to other conditions not materially less favorable to Buyer and Merger Sub, in each case, which terms shall not expand on the conditions precedent to the funding of the Debt Financing at the Closing or reduce the aggregate amount of the Debt Financing available to be funded on the Closing Date to an amount that, when taken together with the aggregate commitments under the Equity Commitment Letter, is less than the Required Amount, (iii) satisfy or obtain a waiver thereof on a timely basis all conditions precedent to the funding of the Debt Financing applicable to Buyer and Merger Sub set forth in the Debt Commitment Letter and to be satisfied by Buyer or Merger Sub (including by consummating the Equity Financing pursuant to the terms of the Equity Commitment Letter), (iv) consummate the Debt Financing (including by instructing the Debt Financing Sources providing the Debt Financing to provide such Debt Financing following satisfaction of the conditions precedent to the funding thereof) at or prior to the Closing and (v) comply with obligations under the Debt Commitment Letter. Buyer and Merger Sub shall not and shall cause their Affiliates not to take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Commitment Letter, such that any remaining amount of the Debt Financing available to be funded on the Closing Date would be reduced to an amount that, when taken together with the aggregate commitments under the Equity Commitment Letter, is less than the Required Amount. At the request of the Company, Buyer shall keep the Company reasonably informed of the status in reasonable detail of its efforts to arrange and consummate the Debt Financing and of all material developments in respect thereof.

(b)               Without limiting the generality of the foregoing, from the date hereof until the Effective Time and the consummation of the Closing, Buyer and Merger Sub shall give the Company prompt notice (i) of any material breach or material default by any party to the Debt Commitment Letter or any definitive agreements related to the Debt Financing, in each case of which Buyer or Merger Sub becomes aware, (ii) of the receipt by Buyer or Merger Sub of any written notice or other written communication, in each case received from any Debt Financing Source with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing or (B) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing or any provisions of the Debt Commitment Letter, in each case, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing that would reasonably be expected to result in a failure to receive the proceeds of the Debt Financing, (iii) if Buyer will not be able to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter or any definitive agreements related to the Debt Financing and the remaining commitments under the Debt Commitment Letter, when taken together with the aggregate commitments under the Equity Commitment Letter, is an amount that is less than the Required Amount, and (iv) of the termination or expiration of the Debt Commitment Letter (other than in accordance with its terms); provided that in no event shall Buyer or Merger Sub be under any obligation to disclose any information pursuant to this clause (b) that would waive the protection of attorney-client or similar privilege (except that, prior to withholding any such information, Buyer shall notify the Company in writing of the nature of the information being withheld and use reasonable best efforts to take any actions as may reasonably be requested by the Company to implement alternate arrangements in order to allow the Company access to such information to the extent reasonably practicable under the circumstances). As soon as reasonably practicable, Buyer shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in this Section 7.03(b).

(c)               From the date hereof until the Effective Time and the consummation of the Closing, Buyer shall not, without the prior written consent of the Company permit or consent to (i) any amendment, supplement or modification to be made to, or waiver or consent granted under, the Financing Commitment Letters, in each case, if such amendment, supplement, consent, waiver or modification would directly or indirectly (A) expand or impose new conditions precedent to the funding of the Financing from those set forth therein on the date hereof, (B) reduce the aggregate cash amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “flex” provisions existing on the date hereof)) to an amount that, when taken together with the aggregate commitments under the Equity Commitment Letter, is less than the Required Amount, (C) materially impair, delay or prevent the consummation of the Contemplated Transactions, taking into account the anticipated timing of Closing, or (D) materially adversely affect the rights of Buyer under the Financing Commitment Letters (collectively, the “Restricted Commitment Letter Amendments”); provided that Buyer shall have the right from time to time to amend, supplement or otherwise modify or waive its rights under the Debt Commitment Letter, including to (1) obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, (2) add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments or implement a super priority revolving facility, (3) modify pricing or (4) increase the aggregate amount of the Debt Financing; provided that no such amendment, supplement, modification or waiver shall (1) result in the occurrence of a Restricted Commitment Letter Amendment, (2) result in any waiver of any remedy available to the Buyer under the Debt Commitment Letter, or (3) result in termination of the Debt Commitment Letter prior to the Commitment Termination Date set forth in the Debt Commitment Letter as of the date hereof. For purposes of this Agreement, references to the “Debt Commitment Letter” and the “Equity Commitment Letter” shall include such document as permitted or required by this Section 7.03(c) to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

(d)               From the date hereof until the Effective Time and the consummation of the Closing, in the event Buyer or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and subject to the conditions contained in the Debt Commitment Letter (including any “flex” provisions applicable thereto), Buyer and Merger Sub shall (i)promptly notify the Company of thereof and (ii) use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange for and obtain as promptly as practicable alternative debt financing (the “Alternative Financing”) (i) on terms that (x) are not materially less favorable to Buyer and Merger Sub than the terms of the Debt Commitment Letter (including the “flex” provisions) or are otherwise reasonably acceptable to Buyer; provided that such reasonable best efforts shall not require Buyer and Merger Sub to pay more fees, OIDs or incur an increase in pricing than the pricing terms of the Debt Financing as in effect on the date hereof, taking into account “market flex” terms and (y) do not expand or impose new conditions precedent to the funding of the Alternative Financing from those set forth in the Debt Commitment Letter on the date hereof with respect to the related Debt Financing and (ii) in an amount that, when taken together with the aggregate commitments under the Equity Commitment Letter, is not less than the Required Amount. In the event that Alternative Financing is obtained, Buyer shall promptly provide the Company with a copy of the new financing commitment letter and each fee letter associated therewith (provided that provisions in the fee letter related solely to the amount of fees agreed to by the parties, the “flex” provisions and other commercially sensitive terms, none of which would reasonably be expected to affect the conditionality, enforceability, availability, termination or reduce the aggregate principal amount of the Alternative Financing to be funded on the Closing Date or impose any different or additional conditions precedent to the funding of the Alternative Financing on the Closing Date, may be redacted), including all exhibits, schedules, annexes, supplements and amendments thereto, that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If the Debt Commitment Letter is amended, replaced, supplemented or otherwise modified, including as a result of obtaining Alternative Financing in accordance with this Section 7.03(d), or if Buyer substitutes other debt or equity financing for all or a portion of the Debt Financing, Buyer and the Company and its Subsidiaries shall comply with their covenants in this Agreement with respect to the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified; if applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Debt Financing Documents” shall include the definitive documentation relating to any such Alternative Financing.

(e)               From the date hereof until the Effective Time and the consummation of the Closing, Buyer and Merger Sub shall take all actions that are necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter, including taking all actions that are necessary, proper or advisable to (i) maintain in effect the Equity Commitment Letter, (ii) satisfy on a timely basis all conditions precedent to the funding of the Equity Financing applicable to Buyer and Merger Sub set forth in the Equity Commitment Letter and to be satisfied by Buyer or Merger Sub and (iii) consummate the Equity Financing (including by instructing the Persons providing the Equity Financing to provide such Equity Financing following satisfaction of the conditions precedent to the funding thereof) at or prior to the Closing.

ARTICLE 8
Covenants of Buyer, Merger Sub and the Company

Section 8.01        Closing Efforts.

(a)               Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and the Company will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law or otherwise to cause all conditions to Closing hereunder to be satisfied and to consummate and make effective the Merger and the Contemplated Transactions, including making all necessary registrations and filings (including filings under the HSR Act and any other Applicable Law) with any Governmental Authority, and obtaining all necessary waivers, consents and approvals from, and taking all steps to avoid any action or proceeding by, any Governmental Authority. Each of Buyer, Merger Sub and the Company agrees to execute and deliver all such other documents, certificates, agreements and other writings as may be necessary or desirable in order to consummate or implement expeditiously the Merger and the Contemplated Transaction.

(b)               To the extent required, promptly upon execution and delivery of this Agreement, each of Buyer, Merger Sub and the Company will use its reasonable best efforts to promptly prepare and file, or cause to be promptly prepared and filed, and in any event not later than fifteen (15) Business Days after the date of this Agreement, with the appropriate Governmental

Authorities, a notification with respect to the Contemplated Transactions pursuant to the HSR Act, in which each requests early termination of the waiting period thereunder, and notifications or other appropriate filings under any other applicable antitrust or competition legal requirements (collectively, “Other Regulatory Laws”), supply all information requested by Governmental Authorities in connection with the HSR Act notification and such other filings under Other Regulatory Laws and cooperate with each other in responding to any such request. Buyer will be solely responsible for all filing fees required to be paid in connection therewith. Each of Buyer, Merger Sub and the Company will furnish to the other and, upon request, to any Governmental Authorities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and complying fully with any request for additional information or documents under the HSR Act or Other Regulatory Laws, and each of Buyer, Merger Sub and the Company shall keep the other such parties reasonably apprised of the status of communications with, and the review of the Contemplated Transactions by, such Governmental Authorities.

(c)               In furtherance and not in limitation of the efforts referred to above in this Section 8.01, if any objections are asserted with respect to the Contemplated Transactions under the HSR Act or Other Regulatory Laws, or if any action, suit or proceeding is instituted (or threatened to be instituted) by the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority or any third party challenging the Contemplated Transactions or that would otherwise prohibit or materially impair or materially delay the consummation of such transactions, each party hereto will use its reasonable best efforts to resolve any such objections or actions, suits or proceedings so as to permit the consummation of the Contemplated Transactions as expeditiously as possible.

(d)               Notwithstanding Section 8.01(a), Section 8.01(b) and Section 8.01(c) or any other provision in this Agreement, in no event shall Buyer be obligated to, nor may the Company agree to (without Buyer’s prior written consent) take any of the following actions if such actions, individually or in the aggregate, would materially impair the anticipated benefits of the transactions contemplated hereby, taken as a whole, to Buyer: (i) offer, accept or agree, or commit to agree, to, in any manner or form (including by consent decree, hold separate order, mitigation agreement or order or otherwise), any Remedies as a condition to obtaining any necessary actions or non-actions, waivers, consents, approvals or authorizations under the HSR Act or from any of the Governmental Authorities in connection with the HSR Act or Other Regulatory Laws, or (ii) defend, commence or prosecute any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) by any Person under the HSR Act or any other Applicable Law or seek to have any stay, restraining order, injunction or similar order entered by any Governmental Authority vacated, lifted, reversed, or overturned.

Section 8.02        Public Announcements. Prior to the Effective Time, (a) the Company and Buyer agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement; and (b) without the consent of the other, which consent will not be unreasonably withheld, delayed or conditioned, neither the Company nor Buyer will issue or make any report, statement or release to the public (including employees, customers and suppliers of the parties) with respect to this Agreement or the transactions contemplated hereby, except for any filings with the SEC or other filings, press releases or public statements required by Applicable Law (provided, that to the extent practicable, the party required to make any such filing, press release or public statement will have afforded the other parties, for a reasonable period prior to the making of such filing, a reasonable opportunity to review and comment upon the intended form and substance of such filing, press release or public statement). Notwithstanding the foregoing, Buyer, Merger Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Contemplated Transactions to existing or prospective general or limited partners, equity holders, members, managers and investors or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 8.03        Confidentiality. Prior to the Effective Time, Buyer and Merger Sub will treat, and will cause their respective Affiliates, counsel, accountants and other advisors and Representatives to treat, all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and will continue in full force and effect until the Closing, at which time such Confidentiality Agreement will terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect as provided in Section 10.02 in accordance with its terms.

Section 8.04        Tax Matters.

(a)               Prior to the Effective Time, the Company shall have provided to Buyer a FIRPTA statement in a form reasonably acceptable to Buyer conforming to the applicable requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c), together with an accompanying notice to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897-2(h)(2), provided that Buyer’s sole recourse in the event the Company fails to provide the FIRPTA statement and accompanying notice required by this Section 8.04 shall be to appropriately withhold from the consideration payable under this Agreement in accordance with Section 2.10.

(b)               Notwithstanding any other provision in this Agreement to the contrary, all Tax Sharing Agreements between any Acquired Company, on the one, hand, and any Person other than the Acquired Companies, on the other hand, shall be terminated prior to the Closing Date and, after the Closing, the Acquired Companies shall not be bound thereby or have any Liability thereunder.

ARTICLE 9
Conditions to the Merger

Section 9.01        Conditions to Obligations of the Parties. The obligations of each of the parties hereto to consummate the Merger are subject to the satisfaction (or written waiver by the Company or Buyer (to the extent permitted by Applicable Law), as applicable) at or prior to the Closing of the following conditions:

(a)               Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or been terminated, and any filing, notification, consent, approval, clearance or writing period (and any extension thereof) under any Applicable Laws set forth on Section 9.01(a) of the Disclosure Schedules shall have been filed, obtained or shall have expired or been terminated, as applicable;

(b)               No Applicable Law will then prohibit or make illegal (whether temporarily, preliminarily or permanently) the consummation of the Merger;

(c)               The Stockholder Approval shall have been obtained either pursuant to the Requisite Stockholder Written Consent or at the Stockholder Meeting (or at any adjournment or postponement thereof); and

(d)               The Closing (as such term is defined in the Epoxy SPA) shall have occurred.

Section 9.02        Conditions to Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to consummate the Merger is subject to the satisfaction (or written waiver by Buyer (to the extent permitted by Applicable Law)) at or prior to the Closing of the following further conditions (other than any such conditions that are waived by Buyer and Merger Sub):

(a)               (i) The representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03(b)(i) and Section 3.21 shall be true and correct in all material respects at and as of the Effective Time (without giving effect to any materiality or “Material Adverse Effect” qualification or words of similar import), (ii) the representations and warranties set forth in Section 3.04(a) and Section 3.04(b) shall be true and correct in all respects at and as of the Effective Time, except for de minimis inaccuracies that do not, in the aggregate, increase the Aggregate Merger Consideration payable by Buyer pursuant to ARTICLE 2 in more than a de minimis respect, (iii) the representation and warranties set forth in Section 3.06(i) shall be true and correct at and as of the Effective Time as though made at and as of the Effective Time and (iv) the other representations and warranties of the Company set forth in ARTICLE 3 of this Agreement (without giving effect to any materiality or “Material Adverse Effect” qualifications therein) shall be true and correct at and as of the Effective Time as though made at and as of the Effective Time, except, in the case of this clause (iv), for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, in each case of the preceding clauses (i) through (iv), that representations and warranties that are made as of a particular date or covering a particular period shall be true and correct (in the manner set forth above) only as of such date or for such period.

(b)               The Company shall have performed in all material respects all of its obligations hereunder, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it at or prior to the Effective Time.

(c)               Since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)               Buyer shall have received a certificate signed by an appropriate representative of the Company to the effect that the conditions in Sections 9.02(a), (b), and (c) have been satisfied.

Section 9.03        Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or written waiver by the Company (to the extent permitted by Applicable Law)) at or prior to the Closing of the following further conditions (other than any such conditions that are waived by the Company):

(a)               The representations and warranties of Buyer and Merger Sub contained in ARTICLE 4 of this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time; provided, that representations and warranties that are made as of a particular date or covering a particular period shall be true and correct (in the manner set forth above) only as of such date or for such period.

(b)               Buyer and Merger Sub shall have performed in all material respects all of their respective obligations hereunder, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, each of them at or prior to the Effective Time.

(c)               The Company shall have received a certificate signed by an appropriate representative of Buyer and Merger Sub to the effect that the conditions in Sections 9.03(a) and (b) have been satisfied.

ARTICLE 10
Termination

Section 10.01    Grounds for Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing only as provided below:

(a)               by mutual written agreement of the Company and Buyer;

(b)               by either the Company or Buyer if the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b) will not be available to any party hereto whose failure to fulfill any obligations under this Agreement has been the primary cause of, or primary factor that resulted in, the failure of the Merger to be consummated by such time;

(c)               by either the Company or Buyer if (i) consummation of the Merger would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction or (ii) any Applicable Law permanently prohibits or makes illegal the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(c) will not be available to any party hereto whose failure to fulfill any obligations under this Agreement has been the primary cause of, or primary factor that resulted in, such order, decree, judgment or Applicable Law;

(d)               by Buyer if there has been a violation or breach by the Company of any covenant, representation or warranty contained in this Agreement, such that any of the conditions set forth in Section 9.02(a) or Section 9.02(b) would not be satisfied, and in either case such violation or breach is not curable in a manner sufficient to allow satisfaction of such conditions or, if curable, is not cured by the Company in a manner sufficient to allow satisfaction of such conditions within the earlier of (x) twenty (20) days after written notice thereof from Buyer and (y) the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to Buyer if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement that would cause any of the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied;

(e)               by the Company if there has been a violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement, such that any of the conditions set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied, and in either case such violation or breach is not curable in a manner sufficient to allow satisfaction of such conditions or, if curable, is not cured by Buyer in a manner sufficient to allow satisfaction of such conditions within the earlier of (x) twenty (20) days after written notice thereof from the Company and (y) the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 10.01(e) shall not be available to the Company if there has been a material violation or breach by the Company of any covenant, representation or warranty contained in this Agreement that would cause any of the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied;

(f)                by the Company if (i) all of the conditions to Buyer and Merger Sub’s obligation to consummate the Merger as set forth in Sections 9.01 and 9.02 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) or waived, (ii) the Company has delivered to Buyer an irrevocable commitment in writing that the conditions to the Company’s obligation to consummate the Merger as set forth in Sections 9.01 and 9.03 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) or the Company has waived (to the extent permissible by Applicable Law) any such unsatisfied conditions and the Company is ready, willing and able to consummate the Closing and (iii) Buyer and Merger Sub fail to consummate the Closing within two (2) Business Days after the date of delivery of such commitment specified in the immediately preceding clause (ii) (and the Company stood ready, willing and able to consummate the Closing during such two (2) Business Day period);

(g)               by Buyer or the Company if the Stockholder Approval shall have not been obtained at the Stockholder Meeting (or any adjournment or postponement thereof) held pursuant to Section 5.07;

(h)               by Buyer if an Adverse Recommendation Change shall have occurred; or

(i)                 by either the Company or Buyer if (i) the Epoxy SPA is terminated in accordance with its terms or (ii) from and after the Outside Date, the conditions set forth in Section 9.01(d)

shall have not been satisfied but all other conditions to the Closing shall have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, which conditions are reasonably capable at the time of termination of being satisfied if the Closing were to occur on such date).

The party hereto desiring to terminate this Agreement will give written notice of such termination to the other parties.

Section 10.02    Effect of Termination. If this Agreement is validly terminated as permitted by Section 10.01, all obligations under this Agreement of the parties hereto shall terminate, there shall be no liability of any party hereto (or any of its Representatives or Affiliates) in connection with this Agreement or the Contemplated Transactions, whether arising from or relating to any breaches by such party of this Agreement or otherwise, and termination shall be each party’s exclusive remedy in connection with this Agreement and the Contemplated Transactions, including for any breach by another party of this Agreement; provided, however:

(a)               that nothing herein is intended or shall be construed to limit the liability of the Company for actual fraud or Willful Breach; and

(b)               that the rights and obligations of the parties under ARTICLE 1 (Definitions), Section 5.03(c) (Financing Cooperation), Section 8.03 (Confidentiality), this Section 10.02 (Effect of Termination), Section 10.03 (Buyer Termination Fee), Section 10.04 (Company Termination Fee) and ARTICLE 12 (Miscellaneous) will survive any termination hereof pursuant to Section 10.01.

Section 10.03    Buyer Termination Fee.

(a)               If this Agreement is validly terminated (i) by the Company pursuant to Section 10.01(e) or Section 10.01(f) or (ii) by the Company or Buyer pursuant to Section 10.01(b) at a time when the Company had the right to terminate the Agreement pursuant to Section 10.01(e) or Section 10.01(f) (without giving effect to any notice requirement, cure period or waiting period set forth therein), then Buyer shall pay to the Company an amount in cash equal to $111,250,000 in immediately available funds (the “Buyer Termination Fee”) within two Business Days after such termination. Any payment of the Buyer Termination Fee shall be deemed to be liquidated damages and not a penalty, and in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion.

(b)               Notwithstanding anything to the contrary herein or in any other Transaction Document, (i) in the event that the Buyer Termination Fee is payable under Section 10.03(a), the Company’s receipt of the Buyer Termination Fee in full shall be the sole and exclusive remedy of the Company, the Stockholders, the Warrant Holders and their respective Affiliates and assignees and Representatives (collectively, the “Company Related Parties”) against Buyer, Sponsor, the Debt Financing Sources and their respective Affiliates and assignees and Representatives (collectively, but excluding Buyer, the “Buyer Related Parties”) for any Damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither Buyer nor any Buyer Related Party shall have any further Liability to any

Person relating to or arising out of this Agreement or the Contemplated Transactions, and the Company Related Parties shall be deemed to have waived all other remedies (including equitable remedies) with respect to any and all Damages or Liabilities suffered or incurred in connection with this Agreement or the Contemplated Transactions and (ii) the maximum aggregate Liability of Buyer and the Buyer Related Parties, taken as a whole, under or in connection with this Agreement and the Contemplated Transactions shall be limited to an amount equal to the amount of the Buyer Termination Fee, and in no event shall any of the Company Related Parties seek to recover, or be entitled to recover, any Damages or other losses or damages of any kind, character or description in excess of such amount; provided that the foregoing shall not limit the ability of the Company to recover reimbursement for costs and expenses or indemnification under Section 5.03(c) or reimbursement for costs and expenses or interest pursuant to Section 10.03(c) and any such reimbursement, indemnification or interest shall not reduce the amount of the Buyer Termination Fee; and provided, further, that nothing in this Section 10.03(b) shall restrict (A) the availability to the Company of any remedies in connection with actual fraud or (B) the Company’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 12.08.

(c)               Buyer acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Buyer fails promptly to pay the Buyer Termination Fee when due pursuant to this Section 10.03, it shall also pay any reasonable and documented out-of-pocket costs and expenses incurred by the Company in connection with enforcing this Agreement to obtain payment of such unpaid fee (including by legal action), together with interest on the amount of such unpaid fee at a rate per annum equal to 2% from the date such fee was required to be paid to (but excluding) the payment date.

Section 10.04    Company Termination Fee.

(a)               If this Agreement is validly terminated by Buyer or the Company pursuant to Section 10.01(i), then the Company shall pay to Buyer (or one or more of its designees) an amount in cash equal to $25 million in immediately available funds (the “Company Epoxy Termination Fee”) within two Business Days after such termination. If this Agreement is validly terminated by Buyer or the Company pursuant to Section 10.01(i) or by Buyer pursuant to Section 10.01(h), then the Company shall pay to Buyer (or one or more of its designees) an amount in cash equal to $87,887,500 in immediately available funds (the “Company Change of Recommendation Termination Fee” and together with the Company Epoxy Termination Fee, the “Company Termination Fees” and each a “Company Termination Fee”) within two Business Days after such termination. Any payment of a Company Termination Fee shall be deemed to be liquidated damages and not a penalty, and in no event shall the Company be required to pay (x) either of the Company Termination Fees on more than one occasion or (y) both of the Company Termination Fees on any occasion.

(b)               Notwithstanding anything to the contrary herein or in any other Transaction Document, (i) in the event that a Company Termination Fee is payable under Section 10.04(a), Buyer’s receipt of such Company Termination Fee in full shall be the sole and exclusive remedy of the Buyer and the Buyer Related Parties against the Company Related Parties for any Damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither the Company nor any Company Related Party shall have any further Liability (including with respect to any other Company Termination Fee) to any Person relating to or arising out of this Agreement or the Contemplated Transactions, and the Company Related Parties shall be deemed to have waived all other remedies (including equitable remedies) with respect to any and all Damages or Liabilities suffered or incurred in connection with this Agreement or the Contemplated Transactions and (ii) the maximum aggregate Liability of the Company and the Company Related Parties, taken as a whole, under or in connection with this Agreement and the Contemplated Transactions shall be limited to an amount equal to the amount of such Company Termination Fee, and in no event shall any of Buyer or the Buyer Related Parties seek to recover, or be entitled to recover, any Damages or other losses or damages of any kind, character or description in excess of such amount (including to any other Company Termination Fee); provided that the foregoing shall not limit the ability of Buyer to recover reimbursement costs and expenses or interest pursuant to Section 10.04(c) and any such reimbursement, indemnification or interest shall not reduce the amount of such Company Termination Fee; and provided, further, that nothing in this Section 10.04(b) shall restrict (A) the availability to Buyer of any remedies in connection with actual fraud or (B) Buyer’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 12.08.

(c)               The Company acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if the Company fails promptly to pay a Company Termination Fee when due pursuant to this Section 10.04, it shall pay any reasonable and documented out-of-pocket costs and expenses incurred by Buyer in connection with enforcing this Agreement to obtain payment of such unpaid fee (including by legal action), together with interest on the amount of such unpaid fee at a rate per annum equal to 2% from the date such fee was required to be paid to (but excluding) the payment date.

ARTICLE 11
Survival

Section 11.01    Survival. The parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter, except in the case of actual fraud, there shall be no Liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect thereof, and (b) after the Closing, except in the case of actual fraud, there shall be no Liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing.

ARTICLE 12
Miscellaneous

Section 12.01    Notices. Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by a nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:

if to Buyer, Merger Sub or, after the Effective Time, the Surviving Corporation, to:

ASP Resins Intermediate Holdings, Inc.
c/o American Securities LLC
590 Madison Avenue, 38th Floor
New York, NY 10022

Attention: Scott Wolff; Eric Schondorf, Esq.
Email: swolff@american-securities.com;

eschondorf@american-securities.co

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY
Attention: Michael E. Weisser, P.C. and Duncan Enista
Email: michael.weisser@kirkland.com;

duncan.enista@kirkland.com

if, prior to the Effective Time, to the Company, to:

Hexion Holdings Corporation

180 East Broad Street

Columbus, OH 43215

Attention: Doug Johns

Office of General Counsel

Email: douglas.johns@hexion.com

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: William H. Aaronson
E-mail: william.aaronson@davispolk.com

Unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally and (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery. Each of the parties hereto will be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

Section 12.02    Amendments and Waivers.

(a)               Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto, or in the case of a waiver by the party against whom the waiver is to be effective; provided, that after the adoption and approval of this Agreement by the stockholders of the Company and without their further approval, no such amendment or waiver will reduce the amount or change the kind of consideration to be received in exchange for any Common Stock.

(b)               No failure or delay by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by law.

(c)               Notwithstanding anything to the contrary in the foregoing, none of the DFS Provisions (or any other provision of this Agreement the amendment or waiver of which has the effect of modifying such DFS Provisions) may be amended, modified, terminated or waived in a manner that is adverse to the Debt Financing Sources party to the Debt Commitment Letter without the prior written consent of such Debt Financing Sources.

Section 12.03    Expenses. Except as specifically set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the other Transaction Documents and the related transactions, including all fees and expenses of each party’s counsel, accountants and other Representatives, will be paid by the party incurring such cost or expense.

Section 12.04    Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 12.05    Governing Law. This Agreement will be governed by and construed in accordance with the law of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE PARTIES AGREE THAT ANY CLAIM, CONTROVERSY OR DISPUTE OF ANY KIND OR NATURE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) INVOLVING ANY DEBT FINANCING SOURCE OR ANY OF THEIR REPRESENTATIVES THAT IS IN ANY WAY RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT

OF OR RELATING IN ANY WAY TO ANY DEBT FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DOCUMENT RELATING TO SUCH DEBT FINANCING SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 12.06    Jurisdiction.

(a)               Except as otherwise expressly provided in this Agreement, each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court located in the State of Delaware and the Court of Chancery of the State of Delaware located in Wilmington, Delaware for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), in any way arising out of or relating to this Agreement, its negotiation or terms, or the transactions contemplated hereby, (b) hereby waives to the extent not prohibited by Applicable Law, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, that the venue is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.01. Notwithstanding the foregoing in this Section 12.06, a party hereto may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)               Notwithstanding Section 12.06(a) above, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources or any of their Representatives in any way relating to this Agreement, including any dispute arising out of the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). The parties hereto agree that process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.07    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY

LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.08    Specific Performance.

(a)               The parties hereby expressly recognize and acknowledge that irreparable damage would result, no adequate remedy at law would exist, and Damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached. Therefore, in addition to, and not in limitation of, any other remedy available to any party hereto, a party under this Agreement will be entitled to specific performance of the terms hereof and injunctive relief, without the necessity of proving the inadequacy of money Damages as a remedy and without bond or other security being required. Such remedies, and any and all other remedies provided for in this Agreement, will, however, be cumulative in nature and not exclusive and will be in addition to any other remedies whatsoever which any party may otherwise have. Each of the parties hereto hereby acknowledges and agrees that it may be difficult to prove Damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money Damages are adequate or any other grounds. Notwithstanding anything herein to the contrary, Buyer and Merger Sub shall not be entitled and shall not seek, and in no event shall this Section 12.08 be used, alone or together with any other provision of this Agreement, to require the Company to remedy any breach of any representation or warranty of the Company made herein.

(b)               Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance to fully enforce the terms of the Equity Commitment Letter against Sponsor and to cause the Equity Financing to be funded (including by requiring Buyer to file and litigate one or more lawsuits) and to cause Buyer to effect the Closing in accordance with Section 2.02, if (w) all of the conditions to Buyer and Merger Sub’s obligation to consummate the Merger as set forth in Sections 9.01 and 9.02 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction at Closing) or waived, (x) the Debt Financing (or any Alternative Financing) has been or will be funded at the Closing assuming the Equity Financing is funded, (y) the Company has delivered to Buyer an irrevocable commitment in writing that the conditions to the Company’s obligation to consummate the Merger as set forth in Sections 9.01 and 9.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction at the Closing) or the Company has validly waived any such unsatisfied conditions, and if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur (and the Company has not revoked, withdrawn, modified or conditions such commitment) and (z) Buyer and Merger Sub have failed to consummate the

Closing on or prior to the date on which the Closing should have occurred pursuant to Section 2.02. Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 12.08 and (ii) payment of the Buyer Termination Fee if, as and when required pursuant to this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance, on the one hand, and payment of the Buyer Termination Fee, on the other hand.

Section 12.09    Counterparts. This Agreement may be executed in any number of counterparts, each of which when executed will be deemed to be an original and all of which together will be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile and pdf signatures will be deemed originals.

Section 12.10    Third Party Beneficiaries; No Recourse Against Third Parties.

(a)               No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided however, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: with respect to Section 7.02, after the Closing, the Persons who are the beneficiaries of the indemnification under such Section; with respect to Section 12.10(b), the Nonparty Affiliates; and, with respect to Section 10.03, Section 12.02, Section 12.05, Section 12.06, Section 12.07, and this Section 12.10 (collectively, the “DFS Provisions”), the Debt Financing Sources party to the Debt Commitment Letter.

(b)               No party hereto or any of its Affiliates shall assert any claim against any Person who is not party to this Agreement, including any Stockholders (in their capacity as such) or any partners, members, controlling Persons, directors, officers, employees, incorporators, managers, agents, Representatives or Affiliates of any party hereto (or any Affiliate of any of the foregoing) (each a “Nonparty Affiliate” and, collectively, the “Nonparty Affiliates”) with respect to matters arising under or relating to this Agreement or the Contemplated Transactions or hold or attempt to hold any Nonparty Affiliate liable for any actual or alleged inaccuracies, misstatements or omissions with respect to this Agreement or the Contemplated Transactions, to the maximum extent permitted by Applicable Law. For the avoidance of doubt, none of the Debt Financing Sources or any of their Representatives shall have any liability to the Company or any other Company Related Party (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the transactions contemplated by this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Buyer, Merger Sub or, following consummation of the Closing, the Surviving Corporation against the Debt Financing Sources and their respective Representatives with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder).

Section 12.11    Entire Agreement. This Agreement and the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by any Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13    Negotiation of Agreement. Each of the parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

Section 12.14    Disclosure Schedules References. The headings, if any, of the individual sections of each of the Disclosure Schedules are inserted for convenience only and will not be deemed to constitute a part thereof or a part of the Agreement. The Disclosure Schedules are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to any particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties, notwithstanding the presence or absence of an appropriate section of the Disclosure Schedules with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto, only to the extent the relevance of such disclosure to such other part of the Disclosure Schedules is reasonably apparent on its face. The mere inclusion of an item in the Disclosure Schedules as an exception to a representation or warranty will not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Disclosure Schedules, that such information is required to be listed in the Disclosure Schedules or that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance, that such item has had, or is expected to result in, a Material Adverse Effect, or that such item actually constitutes noncompliance with, or a violation of, any Applicable Law, Permit or contract or other topic to which such disclosure is applicable.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HEXION HOLDINGS CORPORATION

By:	/s/ Craig A. Rogerson
Name:	Craig A. Rogerson
Title:	President & CEO

ASP RESINS INTERMEDIATE, INC.

By:	/s/ Scott Wolff
Name:	Scott Wolff
Title:	President

ASP RESINS MERGER SUB, INC.

By:	/s/ Scott Wolff
Name:	Scott Wolff
Title:	President

Signature Page to Agreement and Plan of Merger